Exhibit 2.1

EXECUTION COPY

CAUTIONARY STATEMENT

This copy of the Share Purchase Agreement has been attached as an exhibit to the Current Report on Form 8-K of Flextronics International Ltd. filed with the Securities and Exchange Commission on April 19, 2006 to provide investors with information regarding its terms. Except for its status as a legal document governing the contractual rights among the parties to the Share Purchase Agreement in relation to the transactions described in Item 1.01 of the Form 8-K, the Share Purchase Agreement is not intended to be a source of factual, business or operational information about Flextronics International Ltd. or its software development and solutions business.

The representations, warranties, covenants and agreements in the Share Purchase Agreement are made as of specific dates and are qualified and limited. Such representations, warranties, covenants and agreements have been negotiated by the parties for the purpose of allocating contractual risk between them, including where the parties do not have complete knowledge of all the facts, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to investors. Investors are not third-party beneficiaries under the Share Purchase Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties or any of their affiliates.

SHARE PURCHASE AGREEMENT

by and among

FLEXTRONICS INTERNATIONAL LTD.,

SOFTWARE DEVELOPMENT GROUP

and

SARAS SOFTWARE SYSTEMS LTD.

Dated as of April 13, 2006

EXECUTION COPY

Table of Contents

		Page #
Article 1 INTERPRETATION		1

1.1	Definitions	1
1.2	Currency	12
1.3	Articles; Sections; Cross References; Headings	12
1.4	Rules of Construction	12

Article 2 PURCHASE AND SALE OF THE PURCHASED SHARES; CLOSING		12

2.1	Purchase and Sale of the Purchased Shares; Purchase Price	12
2.2	Closing	13
2.3	Deliveries at Closing	13
2.4	Net Working Capital Adjustment	15
2.5	Cash Balance Adjustment	16
2.6	Withholding	18
2.7	Modifications to Transaction Structure	18

Article 3 REPRESENTATIONS AND WARRANTIES OF THE SELLER		18

3.1	Organization, Standing and Power of the Seller	18
3.2	Authority of the Seller; Binding Agreement of the Seller	19
3.3	Organization, Standing and Power of the Company and the Subsidiaries	19
3.4	Authority of the Company; Binding Agreement of the Company	19
3.5	Organizational Documents	20
3.6	Share Capital of the Company; Ownership of Shares	20
3.7	Subsidiaries	21
3.8	No Conflict; Required Filings and Consents	21
3.9	Title to Purchased Shares	22
3.10	Financial Statements	22
3.11	No Undisclosed Liabilities	22
3.12	Absence of Certain Changes or Events	23
3.13	Taxes	23
3.14	Real Property	24
3.15	Intellectual Property	25
3.16	Specified Contracts	25
3.17	Litigation	27
3.18	Employee Benefit Plans	27
3.19	Labor Matters	29
3.20	Permits	29
3.21	Insurance Policies	29

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3.22	Transaction with Affiliates	30
3.23	Entire Business.	30
3.24	Environmental Matters	30
3.25	Brokers	30
3.26	Purchase for Investment	30

Article 4 REPRESENTATIONS AND WARRANTIES OF THE PURCHASER		31

4.1	Organization, Standing and Power of the Purchaser and the Purchaser Subsidiaries	31
4.2	Authority of the Purchaser; Binding Agreement of the Purchaser	31
4.3	Organizational Documents	32
4.4	Share Capital of the Purchaser; Ownership of Shares	32
4.5	Subsidiaries	32
4.6	No Conflict; Required Filings and Consents	33
4.7	Title to Seller Shares	33
4.8	Validity of the Seller Note	33
4.9	Litigation	34
4.10	Financing	34
4.11	Operations of the Purchaser and the Purchaser Subsidiaries	34
4.12	Purchase for Investment	34
4.13	Independent Due Diligence	35
4.14	Brokers	35

Article 5 CERTAIN COVENANTS AND AGREEMENTS		35

5.1	Certain Pre-Closing Restrictions	35
5.2	Pre-Closing Structures	37
5.3	Delivery of Financial Statements	37
5.4	Access to Information	37
5.5	Consents	37
5.6	Notification of Certain Matters	38
5.7	Financing Commitments	38
5.8	Seller Insurance Policies	40
5.9	Notification of Certain Pre-Closing Actions	40
5.10	Uncollectible Receivables	40

Article 6 ADDITIONAL AGREEMENTS		42

6.1	Employee Benefits	42
6.2	Use of Flextronics Trademark	43
6.3	Transition Services	44
6.4	Non-Competition; No Solicitation	46

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6.5	Confidentiality	48
6.6	Publicity and Other Communications	49
6.7	Director Resignation	49
6.8	Termination of Affiliate Contracts and Intercompany Balances	49
6.9	Assignment and Assumption and Certain Post-Closing Matters	49
6.10	Further Assurances	51

Article 7 CONDITIONS TO CLOSING		51

7.1	Conditions to Obligations of Each Party	51
7.2	Additional Conditions to Obligations of the Purchaser	52
7.3	Additional Conditions to Obligations of the Seller Parties	53

Article 8 TERMINATION		53
8.1	Termination	53
8.2	Effect of Termination	54

Article 9 INDEMNIFICATION		54

9.1	Survival of Claims	54
9.2	Indemnity by the Seller	55
9.3	Indemnity by the Purchaser and the Company	56
9.4	Timing of Claims	56
9.5	Certain Limitations as to Amounts of Recovery	56
9.6	Procedure for Indemnification	57
9.7	Claims Between the Purchaser and the Seller	58
9.8	Adjustment to Purchase Price	58
9.9	Exclusive Remedy	58
9.10	Limitation of Punitive Damages	58

Article 10 TAX MATTERS		59

10.1	Filing of Tax Returns	59
10.2	Tax Proceedings	59
10.3	Allocation of Taxes (Straddle Period)	60
10.4	338 Elections	60
10.5	Refunds and Tax Benefits	60
10.6	Straddle Period or Pre-Closing Tax Periods	60
10.7	Cooperation on Tax Matters	61
10.8	Purchase Price Allocation	61
10.9	Other Consolidated Tax Matters	61
10.10	FSS India	62

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Article 11 MISCELLANEOUS		62

11.1	Fees and Expenses	62
11.2	Transaction Taxes	62
11.3	Amendments	62
11.4	Waivers	62
11.5	Notices	62
11.6	Entire Agreement	63
11.7	No Other Representations	63
11.8	No Third Party Beneficiaries	64
11.9	Assignment	64
11.10	Severability	64
11.11	Counterparts and Signature	64
11.12	Governing Law	64
11.13	Submission to Jurisdiction	64
11.14	Service of Process	64
11.15	Waiver of Jury Trial	64
11.16	Remedies Cumulative	65
11.17	Schedules	65

EXHIBIT A	Seller Pre-Closing Structure

EXHIBIT B	Purchaser Pre-Closing Structure

EXHIBIT C	Knowledge of the Seller

EXHIBIT D	Knowledge of the Purchaser

EXHIBIT E	Net Working Capital Calculations

EXHIBIT F	Purchaser Subsidiaries

EXHIBIT G	Subsidiaries

EXHIBIT H	Term Sheet for Shareholders Agreement

EXHIBIT I	Term Sheet for Seller Note

EXHIBIT J	Exceptions to Pre-Closing Restrictions

EXHIBIT K	Restructuring

EXHIBIT L	[Intentionally Omitted]

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EXHIBIT M	Transition Services

EXHIBIT N	Termination of Affiliate Contracts

EXHIBIT O	Certain Assumed Rights and Obligations

EXHIBIT P	Seller Business Guarantees

EXHIBIT Q	Governmental Approvals

EXHIBIT R	Customer Consents

EXHIBIT S	FSS India Shareholder

EXHIBIT T	Certain Indemnified Matters

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SHARE PURCHASE AGREEMENT

This SHARE PURCHASE AGREEMENT (this “Agreement”), dated as of April 13, 2006, is entered into by and among Flextronics International Ltd., a company organized and existing under the laws of the Republic of Singapore (the “Seller”), Software Development Group, an exempted limited liability company organized and existing under the laws of the Cayman Islands (the “Purchaser”), and Saras Software Systems Ltd., an exempted limited liability company organized and existing under the laws of the Cayman Islands (the “Company”, and together with the Seller and the Purchaser, the “Parties”).

WHEREAS, the Seller is engaged in, among other things, the Business (as defined herein) through certain of its direct and indirect subsidiaries;

WHEREAS, the Seller will, prior to the Closing (as defined herein), complete the implementation of the Seller’s pre-Closing structure as indicated on Exhibit A hereto (the “Seller Pre-Closing Structure”) for the purposes of facilitating the transactions contemplated hereby;

WHEREAS, the Purchaser will, prior to the Closing, complete the implementation of the Purchaser’s pre-Closing structure as indicated on Exhibit B hereto (the “Purchaser Pre-Closing Structure”) for the purposes of facilitating the transactions contemplated hereby; and

WHEREAS, upon the terms and subject to the conditions set forth in this Agreement, the Seller desires to sell, and caused to be sold, to the Purchaser, and the Purchaser desires to purchase, and caused to be purchased, from the Seller, the Business.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein below, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Seller and the Purchaser agree as follows:

ARTICLE 1

INTERPRETATION

1.1 Definitions. In addition to the terms defined elsewhere herein, the following terms, as used herein, shall have the following meanings when used herein with initial capital letters:

“AAA” means the American Arbitration Association or its successor.

“Actions” has the meaning ascribed to such term in Section 3.17 hereof.

“Actual Cash Balance” has the meaning ascribed to such term in Section 2.5(b) hereof.

“Affiliate” means, in relation to any Person, any other Person that directly or indirectly controls, that is directly or indirectly controlled by, or that is under the direct or indirect common control of, such Person. For purposes of this Agreement, “control” means, in respect of any Person, the power or authority to direct, or cause the direction of, directly or indirectly, the management, policies or actions of such other Person, whether through the ownership of equity securities or voting securities or by contract or otherwise.

“Affiliate Contract” has the meaning ascribed to such term in Section 3.22 hereof.

“Agreement” has the meaning ascribed to such term in the Preamble hereof.

“Antitrust Laws” has the meaning ascribed to such term in Section 5.5(b) hereof.

“Antitrust Order” has the meaning ascribed to such term in Section 5.5(b) hereof.

“Applicable Law” means all applicable provisions of all statutes, laws, rules, regulations, administrative codes, ordinances, decrees, orders, approvals, directives, decisions, injunctions, awards and judgments of or from Governmental Authorities.

“Audited Business Financial Statements” has the meaning ascribed to such term in Section 3.10 hereof.

“Avnisoft” means AvniSoft Corporation, a corporation organized and existing under the laws of the State of California, U.S.A.

“Business” means the business of designing, developing and distributing software products and providing related maintenance, consulting and other services as conducted on the date of this Agreement by the Company, the Subsidiaries, Flextronics Design Limited and Flextronics South Africa. For the avoidance of doubt, “Business” excludes the non-software businesses of Flextronics Design Limited and Flextronics South Africa.

“Business Assets” means assets and properties of any kind used predominantly by the Company or any of the Subsidiaries in the conduct of the Business as of the date of this Agreement, except for the services to be provided pursuant to Section 6.3 hereof.

“Business Benefit Plan” means any “employee benefit plan” (within the meaning of Section 3(3) of ERISA including, without limitation, multiemployer plans within the meaning of Section 3(37)) and any stock purchase, stock option, severance, employment, change-in-control, fringe benefit, collective bargaining, bonus, incentive, deferred compensation, employee loan and all other agreements, plans, programs, policies providing compensation to, or for the benefit of, the Business Employees, whether or not subject to ERISA, under which any Business Employee has any present or future right to benefits and which are contributed to, sponsored by or maintained by a member of the Seller Group, the Company or any Subsidiary.

“Business Day” means any day other than (a) a Saturday or Sunday or (b) a day on which banking institutions located in New York, New York, United States or San Jose, California, United States are permitted or required by Applicable Law to remain closed.

“Business Employee” means any current or former employee, director or consultant of the Business.

“Business Liabilities” means any and all liabilities, obligations, guarantees (including lease guarantees), commitments, damages, losses, debts, claims, demands, judgments or settlement of any nature of kind, whether known or unknown, fixed, accrued, absolute or contingent, liquidated or unliquidated, matured or unmatured, to the extent (but only to the extent) arising out of or incurred with respect to the operation of the Business, whether arising on, prior to or after the Closing Date.

“Business Material Adverse Effect” means any material adverse change, event, circumstance, occurrence or development with respect to, or material adverse effect on (any of the foregoing an “Effect”), the business, assets, liabilities, financial condition or results of operations of the Business taken as a whole; provided, however, that in no event shall any of the following, individually or in the aggregate, constitute, or be considered in determining whether there has occurred, a Business Material Adverse Effect:

(a) any Effect from an action specifically required to be taken by a party hereto, pursuant to the terms of this Agreement (including any action which a party hereto is required to cause another Person to take);

(b) any Effect resulting from general economic or financial market conditions, or from any acts of war or terrorism;

(c) any Effect resulting from changes affecting the industry in which the Business operates generally;

(d) any Effect on the relationship between the Business and any of its customers, suppliers or key employees that is demonstrated by Seller to have resulted from the announcement of the transactions contemplated hereby; and

(e) any Effect resulting from changes in Applicable Law or GAAP or the interpretation thereof,

unless, in the case of the foregoing clauses (b) or (c) such change, event, circumstance, occurrence or development has had a disproportionate effect on the Business.

“Cash Balance” has the meaning ascribed to such term in Section 2.5(a) hereof.

“Cash Consideration” means an amount equal to US$650 million less the Seller Equity Investment Amount.

“Cayman Purchaser” means Software Development Company, a company organized and existing under the laws of the Cayman Islands.

“Cayman Sub-Purchaser” means Software Development Systems, a company organized and existing under the laws of the Cayman Islands.

“Claim Notice” has the meaning ascribed to such term in Section 9.6(a) hereof.

“Closing” has the meaning ascribed to such term in Section 2.2 hereof.

“Closing Date” has the meaning ascribed to such term in Section 2.2 hereof.

“Closing Net Working Capital” means the Net Working Capital of the Business immediately prior to the Closing as determined pursuant to Section 2.4 hereof.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Company” has the meaning ascribed to such term in the Preamble hereof.

“Company Organizational Documents” has the meaning ascribed to such term in Section 3.5 hereof.

“Competing Business” has the meaning ascribed to such term in Section 6.4(a) hereof.

“Confidentiality Agreement” means the letter agreement, dated November 18, 2005, between the Seller and Kohlberg Kravis Roberts & Co. L.P. concerning the treatment of information made available by the Seller, and certain other matters, in connection with discussions of the transactions contemplated hereby.

“Contract” means any contract, agreement, lease, license, subcontract, binding understanding, binding instrument, indenture, note, bond, loan, binding commitment or other arrangement, including any and all amendments, exhibits and schedules thereto.

“Controlled Group” has the meaning ascribed to such term in Section 3.18(d) hereof.

“Debt Commitment Letter” means a fully executed commitment letter from the Lenders, pursuant to which the Lenders have committed, upon the terms and subject to the conditions set forth therein, to provide debt financing in an aggregate amount of US$305 million in connection with the transactions contemplated hereby. In the event that the Purchaser obtains alternate financing as contemplated by Section 5.7(b) hereof, “Debt Commitment Letter” shall mean the fully executed debt commitment letter provided by the Lenders in connection with such alternate financing.

“Effect” has the meaning ascribed to such term in the definition of “Business Material Adverse Effect”.

“Emuzed U.S.” means Emuzed, Inc., a corporation organized and existing under the laws of the State of California, U.S.A.

“Environmental Laws” means Applicable Laws concerning pollution or protection of the environment, including laws relating to emissions, discharges, Releases, or threatened Releases of pollutants, contaminants, or Hazardous Materials into ambient air, surface water, groundwater, or lands or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of Hazardous Materials.

“ERISA” means the U.S. Employee Retirement Income Security Act of 1974, as amended.

“Estimated Cash Balance” has the meaning ascribed to such term in Section 2.5(a) hereof.

“Estimated Cash Balance Statement” has the meaning ascribed to such term in Section 2.5(a) hereof.

“Facilities Leases” has the meaning ascribed to such term in Section 6.3(c) hereof.

“FIAP” has the meaning ascribed to such term in Section 9.3 hereof.

“Flextronics Design Limited” means Flextronics Design Limited, a company organized and existing under the laws of the Republic of India.

“Flextronics Marks” has the meaning ascribed to such term in Section 6.2 hereof.

“Flextronics South Africa” means Flextronics South Africa (Proprietary) Limited, a company organized and existing under the laws of South Africa.

“Foreign Business Benefit Plan” has the meaning ascribed to such term in Section 3.18(a) hereof.

“Frog U.S.” means frog design, Inc., a corporation organized and existing under the laws of the State of California, U.S.A.

“FSS India” means Flextronics Software Systems Limited, a company organized and existing under the laws of the Republic of India.

“FSSAL” means Flextronics Software South Africa (Proprietary) Limited, a company to be formed under the laws of South Africa.

“FTML” means Flextronics Technology (Mauritius) Ltd., a company organized and existing under the laws of Mauritius.

“GAAP” means generally accepted accounting principles as in effect from time to time in the United States.

“Governmental Authority” means any U.S., federal, state or local, or foreign, government, court, tribunal, regulatory or administrative agency or commission or other governmental authority, agency or instrumentality.

“Guarantee” means the limited guarantee of the obligations of Purchaser hereunder executed and delivered by the Guarantor to the Seller on the date hereof.

“Guarantor” means KKR Millennium Fund (Overseas), Limited Partnership, a limited partnership organized and existing under the laws of Alberta, Canada.

“Hazardous Materials” means all materials regulated, or that could result in the imposition of liability, under any Environmental Laws, including, petroleum, asbestos, mold, and polychlorinated biphenyls.

“HSR Act” means the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indemnification Expiration Date” has the meaning ascribed to such term in Section 9.1 hereof.

“Indemnifying Party” means any Party or Parties obligated to provide indemnification pursuant to Sections 9.2 or 9.3 hereof.

“Indemnitee” has the meaning ascribed to such term in Section 9.6 hereof.

“Indemnity Threshold” has the meaning ascribed to such term in Section 9.5(a) hereof.

“Independent Auditor” has the meaning ascribed to such term in Section 2.4(d) hereof.

“India Conditions” means:

(i) The India Seller is entitled to claim the benefits under the Convention Between the Government of the Republic of India and the Government of Mauritius for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital Gains (the “Treaty”) as a result of being a resident of Mauritius under Article 4 of such Treaty.

(ii) The India Seller holds a current Tax Residency Certificate issued by the government of Mauritius certifying that India Seller is a company resident in Mauritius for income tax purposes.

(iii) The India Seller holds the FSS India shares owned by the India Seller as capital assets for purposes of Indian tax law.

“India Purchaser” means a newly organized company to be formed by the Purchaser under the laws of the Republic of India in accordance with the Purchaser Restructuring.

“India Seller” means Flextronics Sales and Marketing (L-A) Ltd., a company organized and existing under the laws of Mauritius.

“Insurance Coverage Period” has the meaning ascribed to such term in Section 5.8(a) hereof.

“Insurance Policies” has the meaning ascribed to such term in Section 3.21(a) hereof.

“Intellectual Property” means intangible proprietary and intellectual property rights including all (i) patents, inventions, copyrights, copyrightable works, designs and trade secrets, (ii) trademarks, service marks, trade names, domain names and other source indicators, and (iii) lists (including customer lists), databases, processes, formulae, methods, schematics, technology, know-how, computer software programs and applications (both source code and object code), applications and related documentation.

“Knowledge” means: (i) with respect to the Seller, the actual knowledge, after reasonable inquiry, of the individuals identified on Exhibit C hereto and (ii) with respect to the Purchaser, the actual knowledge, after reasonable inquiry, of the individuals identified on Exhibit D hereto.

“Lenders” means Citibank, N.A., Hong Kong Branch and Merrill Lynch, Pierce, Fenner & Smith Incorporated. In the event that the Purchaser obtains alternate financing as contemplated by Section 5.7(b) hereof, “Lenders” shall mean the lenders committing to provide debt financing under the fully executed debt commitment letter provided in connection with such alternate financing.

“Lien” means any mortgage, security interest, pledge, lien, claim, transfer restriction under any shareholder or similar agreement, or other encumbrance of any nature whatsoever.

“Losses” mean any and all losses, damages, liabilities, charges, costs and expenses, including reasonable attorneys’ fees (which, for the avoidance of doubt, shall in no event be assessed at an enterprise value or other method implying a multiple of such actual losses, damages, liabilities, charges, costs and expenses).

“Major Customer” has the meaning ascribed to such term in Section 3.16(a)(v) hereof.

“Material Lease” has the meaning ascribed to such term in Section 3.14(b) hereof.

“Negotiation Period” has the meaning ascribed to such term in Section 2.4(c) hereof.

“Net Working Capital” means as of a given time, the working capital of the Business calculated in accordance with GAAP and consistently with the calculations set forth on Exhibit E hereto.

“Note Agreement” has the meaning ascribed to such term in Section 2.3(a)(iv) hereof.

“Organizational Documents” means as to any Person, its certificate or articles of incorporation, by-laws or similar organizational documents.

“Outstanding Receivable” has the meaning ascribed to such term in Section 5.10(i)(ii) hereof.

“Outstanding Receivables Balance” has the meaning ascribed to such term in Section 5.10(i)(iii) hereof.

“Owned Real Property” has the meaning ascribed to such term in Section 3.14(a) hereof.

“Parties” has the meaning ascribed to such term in the Preamble hereof.

“Permits” has the meaning ascribed to such term in Section 3.20 hereof.

“Person” means any natural person, firm, partnership, association, corporation, company, trust, business trust, Governmental Authority or other entity.

“Pre-Closing Period” has the meaning ascribed to such term in Section 5.1 hereof.

“Pre-Closing Tax Period” means a taxable period ending on or before the Closing Date or that portion through the end of the Closing Date for any Straddle Period.

“Post-Closing Tax Period” means a taxable period beginning after the Closing Date or that portion after the Closing Date for any Straddle Period.

“Proposed Closing Balance Sheet” has the meaning ascribed to such term in Section 2.4(a) hereof.

“Proposed Net Working Capital” has the meaning ascribed to such term in Section 2.4(a) hereof.

“Purchase Price” has the meaning ascribed to such term in Section 2.1(a) hereof.

“Purchased Cayman Shares” means all of the issued and outstanding shares in the share capital of the Company.

“Purchased India Shares” means all of the issued and outstanding shares in the capital of FSS India owned by the India Seller.

“Purchased Shares” means, collectively, the Purchased Cayman Shares, the Purchased India Shares and the Purchased U.S. Shares.

“Purchased U.S. Companies” means, collectively, (a) Frog U.S., (b) Emuzed U.S. and (c) Avnisoft.

“Purchased U.S. Shares” means, collectively, all of the issued and outstanding share capital of Frog U.S. owned by the U.S. Seller and all of the issued and outstanding share capital of each of Emuzed U.S. and Avnisoft.

“Purchaser” has the meaning ascribed to such term in the Preamble hereof.

“Purchaser Indemnified Parties” has the meaning ascribed to such term in Section 9.2 hereof.

“Purchaser Losses” has the meaning ascribed to such term in Section 9.2 hereof.

“Purchaser Material Adverse Effect” means a material adverse effect on the ability of the Purchaser to timely consummate the transactions contemplated by, or perform its obligations under, this Agreement.

“Purchaser Organizational Documents” has the meaning ascribed to such term in Section 4.3 hereof.

“Purchaser Plans” has the meaning ascribed to such term in Section 6.1(b) hereof.

“Purchaser Pre-Closing Structure” has the meaning ascribed to such term in the Recitals hereof.

“Purchaser Requested Transaction” means the sale by the India Seller of the share capital of FSS India to the India Purchaser as contemplated by Section 2.1(a)(i) hereof and the distribution of the proceeds from the sales thereof to the Seller.

“Purchaser Subsidiaries” means the entities set forth on Exhibit F hereto.

“Purchaser Subsidiary Organizational Documents” has the meaning ascribed to such term in Section 4.3 hereof.

“Purchaser Welfare Benefit Plans” has the meaning ascribed to such term in Section 6.1(c) hereof.

“Receivables Election Notice” has the meaning ascribed to such term in Section 5.10(a) hereof.

“Receivables Independent Auditor” has the meaning ascribed to such term in Section 5.10(e) hereof.

“Receivables Negotiation Period” has the meaning ascribed to such term in Section 5.10(d) hereof.

“Receivables Price” has the meaning ascribed to such term in Section 5.10(a) hereof.

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, spreading, dumping, disposing or arranging for disposal.

“Representatives” has the meaning ascribed to such term in Section 6.5(b) hereof.

“Restructuring” has the meaning ascribed to such term in Section 5.2 hereof.

“Retained Businesses” has the meaning ascribed to such term in Section 6.4(a)(i) hereof.

“Securities Act” has the meaning ascribed to such term in Section 3.26 hereof.

“Seller” has the meaning ascribed to such term in the Preamble hereof.

“Seller Business Guarantee” has the meaning ascribed to such term in Section 6.9(d) hereof.

“Seller Business Guarantee Beneficiary” has the meaning ascribed to such term in Section 6.9(d) hereof.

“Seller Designee” means the Seller or one of its Wholly-Owned Subsidiaries designated by notice to the Purchaser prior to the Closing. For purposes of this definition, “Wholly-Owned Subsidiary” means, in relation to any Person, a subsidiary of which all of the issued and outstanding capital stock (except for director’s qualifying shares or minority interests held of record by other Persons solely due to local law requirements that there be more than one shareholder) is owned directly by such Person or individually through one or more such Wholly-Owned Subsidiaries of such Person.

“Seller Disclosure Schedule” means the Seller’s disclosure schedule accompanying this Agreement.

“Seller Equity Investment Amount” means the product of (x) the sum of (A) US$345 million plus (B) the amount of documented fees and expenses of Purchaser incurred in connection with the transactions contemplated by this Agreement up to but not more than US$37 million, multiplied by (y) 15%.

“Seller Group” means, collectively, the Seller and its Affiliates (other than the Company and any Subsidiary).

“Seller Indemnified Parties” has the meaning ascribed to such term in Section 9.3 hereof.

“Seller Insurance Policies” has the meaning ascribed to such term in Section 5.8(a) hereof.

“Seller Losses” has the meaning ascribed to such term in Section 9.3 hereof.

“Seller Material Adverse Effect” means a material adverse effect on the ability of the Seller to timely consummate the transactions contemplated by, or perform its obligations under, this Agreement.

“Seller Note” has the meaning ascribed to such term in Section 2.3(b)(iii) hereof.

“Seller Parties” means, collectively, the Seller and, until the Closing, the Company.

“Seller Pre-Closing Structure” has the meaning ascribed to such term in the Recitals hereof.

“Seller Shares” means a number of shares in the share capital of the Purchaser, each with a par value of US$0.001, that when issued and delivered pursuant to this Agreement, will represent 15% of the issued and outstanding share capital of the Purchaser.

“Shared Facilities” has the meaning ascribed to such term in Section 6.3(c) hereof.

“Shared Licenses” has the meaning ascribed to such term in Section 6.3(d) hereof.

“Shareholders Agreement” has the meaning ascribed to such term in Section 2.3(a)(iii) hereof.

“Specified Contract” has the meaning ascribed to such term in Section 3.16(a) hereof.

“Specified Employment Contract” has the meaning ascribed to such term in Section 3.16(a) hereof.

“Sponsor” means Kohlberg Kravis Roberts & Co. L.P., a Delaware limited partnership.

“Straddle Period” means a taxable period beginning before and ending after the Closing Date.

“Subsidiaries” means the entities set forth on Exhibit G hereto.

“Subsidiary Organizational Documents” has the meaning ascribed to such term in Section 3.5 hereof.

“Target” has the meaning ascribed to such term in Section 2.4(a) hereof.

“Target Receivables Balance” has the meaning ascribed to such term in Section 5.10(i)(iv) hereof.

“Tax” or “Taxes” means any and all taxes, charges, fees, levies or other similar assessments or liabilities, including income, gross receipts, ad valorem, premium, value-added, excise, real property, personal property, sales, use, services, license alternative or add-on minimum, transfer, withholding, employment, payroll and franchise taxes imposed by any Governmental Authority, and any interest, fines, penalties, assessments or additions to tax resulting from, attributable to or incurred in connection with any tax or any contest or dispute thereof.

“Tax Returns” mean all reports, returns, declarations, statements or other information required to be supplied to a Governmental Authority in connection with Taxes, including, without limitation, any information return, claim for refund, amended return or declaration of estimated Tax.

“Termination Date” has the meaning ascribed to such term in Section 8.1(d) hereof.

“Termination Fee” has the meaning ascribed to such term in Section 8.2 hereof.

“Transferred Employees” has the meaning ascribed to such term in Section 6.1(a) hereof.

“Transition Services Agreement” has the meaning ascribed to such term in Section 6.3(a) hereof.

“Treasury Regulations” means United States Treasury regulations promulgated under the Code.

“Unaudited Business Financial Statements” has the meaning ascribed to such term in Section 5.3 hereof.

“United States” or “U.S.” means the United States of America, its territories and possessions.

“U.S. Business Benefit Plan” has the meaning ascribed to such term in Section 3.18(a) hereof.

“U.S. Purchaser” a newly organized corporation to be formed by the Purchaser under the laws of Delaware, United States in accordance with the Purchaser Restructuring.

“U.S. Seller” means Flextronics International USA, Inc., a corporation incorporated and existing under the laws of the State of California, U.S.A.

“Visa Employees” has the meaning ascribed to such term in Section 6.3(b) hereof.

1.2 Currency. Unless otherwise indicated, all dollar amounts referred to in this Agreement are expressed in U.S. dollars.

1.3 Articles; Sections; Cross References; Headings. Unless the context requires otherwise, when reference is made in this Agreement to an Article or a Section, such reference shall be to an Article or Section of this Agreement. Unless the context requires otherwise, the words “hereof”, “hereby” and “herein” and words of similar meaning when used in this Agreement refer to this Agreement in its entirety and not to any particular Article, Section or provision of this Agreement. The table of contents and headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

1.4 Rules of Construction.

(a) The Parties acknowledge that this Agreement is the product of negotiation between sophisticated parties, all of whom were represented by counsel, and each of whom had an opportunity to participate in and did participate in, the drafting of each provision hereof. Accordingly, ambiguities in this Agreement, if any, shall not be construed strictly or in favor of or against any Party but rather shall be given a fair and reasonable construction without regard to the rule of contra proferentem.

(b) Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa.

(c) Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

ARTICLE 2

PURCHASE AND SALE OF THE PURCHASED SHARES; CLOSING

2.1 Purchase and Sale of the Purchased Shares; Purchase Price.

(a) Purchase and Sale. Upon the terms and subject to the conditions hereof, at the Closing, the Purchaser shall purchase, or caused to be purchased, and the Seller shall sell, or caused to be sold, the Purchased Shares for an aggregate purchase price of (i) the Cash Consideration, (ii) the Seller Note and (iii) the Seller Shares (as adjusted pursuant to Sections 2.4 and 2.5 hereof, the “Purchase Price”) as follows in the order of the steps described below:

(i) the Purchaser shall cause the India Purchaser to purchase from the India Seller, and the Seller shall cause the India Seller to sell to the India Purchaser, free and clear of any Liens, a portion of the Purchased India Shares (the number of such shares to be determined by the parties prior to Closing);

(ii) the Purchaser shall cause the Cayman Purchaser to purchase from the Seller, and the Seller shall sell to the Cayman Purchaser, free and clear of any Liens, a portion of the Purchased Cayman Shares (the number of such shares to be determined by the parties prior to Closing) in exchange for the Seller Note;

(iii) the Purchaser shall purchase from the Seller, and the Seller shall sell to the Purchaser, free and clear of any Liens, a portion of the Purchased Cayman Shares (the number of such shares to be determined by the parties prior to Closing) in exchange for the Seller Shares; and

(iv) the Purchaser shall cause the U.S. Purchaser to purchase from the U.S. Seller, and the Seller shall cause the U.S. Seller to sell to the U.S. Purchaser, free and clear of any Liens, the Purchased U.S. Shares.

(b) Alternative Transaction Structure. Not less than five (5) days prior to the Closing Date, the Purchaser may, by written notice to the Seller, elect to modify the structure of the transactions so that, upon the terms and subject to the conditions hereof, the transactions set forth below shall occur at the Closing in lieu of the transactions set forth in Section 2.1(a) above:

(i) the Purchaser shall cause the Cayman Sub-Purchaser to purchase from the Seller, and the Seller shall sell to the Cayman Sub-Purchaser, free and clear of any Liens, a portion of the Purchased Cayman Shares (the number of such shares to be determined by the parties prior to Closing) in exchange for cash;

(ii) the Purchaser shall cause the Cayman Purchaser to purchase from the Seller, and the Seller shall sell to the Cayman Purchaser, free and clear of any Liens, a portion of the Purchased Cayman Shares (the number of such shares to be determined by the parties prior to Closing), in exchange for the Seller Note;

(iii) the Purchaser shall purchase from the Seller, and the Seller shall sell to the Purchaser, free and clear of any Liens, a portion of the Purchased Cayman Shares (the number of such shares to be determined by the parties prior to Closing), in exchange for the Seller Shares; and

(iv) the Purchaser shall cause the U.S. Purchaser to purchase from the U.S. Seller, and the Seller shall cause the U.S. Seller to sell to the U.S. Purchaser, free and clear of any Liens, the Purchased U.S. Shares.

(c) Transactions. The Closing shall have occurred only if all transactions set forth in Section 2.1(a) or 2.1(b) hereof, as applicable, occur.

2.2 Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at a location and on a date to be agreed upon by the Seller and the Purchaser (the “Closing Date”), which shall be no later than the fifth Business Day following the satisfaction (or if applicable, the waiver) of the conditions set forth in Article 7 hereof.

2.3 Deliveries at Closing. At the Closing:

(a) the Seller shall deliver, or cause to be delivered, to the Purchaser:

(i) certificates representing the Purchased Shares duly endorsed in blank or accompanied by stock powers or other instruments of transfer duly executed for transfer to the Purchaser, the India Purchaser and the U.S. Purchaser, as applicable;

(ii) such assignment and assumption agreements as are reasonably required to transfer and assign the rights and obligations pursuant to Section 6.9(a) hereof duly executed by the applicable member of the Seller Group;

(iii) a shareholders agreement reflecting the terms set forth on Exhibit H hereto (the “Shareholders Agreement”) duly executed by the Seller;

(iv) a note agreement for the Seller Note (the “Note Agreement”) duly executed by a Seller Designee;

(v) the Transition Services Agreement duly executed by the applicable member of the Seller Group;

(vi) the Facilities Leases duly executed by a Seller Designee;

(vii) resolutions duly adopted by the board of directors of the Seller approving the transactions contemplated hereby;

(viii) a non-foreign affidavit from the U.S. Seller dated as of the Closing Date, stating that the U.S. Seller is not a “Foreign Person” as defined in Section 1445 of the Code;

(ix) the certificate contemplated by Section 7.2(d) hereof; and

(x) such other certificates, instruments and other documents as the Purchaser may reasonably request at a reasonable time prior to the Closing Date for evidence of the consummation of the transactions contemplated hereby.

(b) the Purchaser shall deliver, or cause to be delivered, to the Seller:

(i) a wire transfer of immediately available funds in the amount of the Cash Consideration to the account or accounts designated in writing by the Seller to the Purchaser no later than the second Business Day prior to the Closing Date;

(ii) one or more certificates representing the Seller Shares issued in the name of a Seller Designee;

(iii) a promissory note issued and duly executed by the Cayman Purchaser payable to the Seller Designee having an original principal amount of US$250,000,000 and otherwise containing, and consistent with, the terms set forth in the term sheet attached as Exhibit I hereto (the “Seller Note”);

(iv) such assignment and assumption agreements as are reasonably required to assume the rights and obligations pursuant to Section 6.9(a) hereof duly executed by the Purchaser;

(v) the Shareholders Agreement duly executed by the Purchaser and the Guarantor and/or one or more Affiliates of the Guarantor;

(vi) the Note Agreement duly executed by the Cayman Purchaser;

(vii) the Transition Services Agreement duly executed by the Purchaser, the Company or applicable Subsidiary;

(viii) the Facilities Leases duly executed by the applicable Subsidiary;

(ix) resolutions duly adopted by the board of directors or similar governing body of the Purchaser approving the transactions contemplated hereby;

(x) the certificate contemplated by Section 7.3(c) hereof; and

(xi) such other certificates, instruments and other documents as the Seller may reasonably request at a reasonable time prior to the Closing Date for evidence of the consummation of the transactions contemplated hereby.

2.4 Net Working Capital Adjustment.

(a) As soon as practicable, but in any event within sixty (60) days after the Closing Date, the Seller shall prepare and deliver to the Purchaser a balance sheet reflecting the financial condition of the Business as of the close of business on the day immediately preceding the Closing Date (the “Proposed Closing Balance Sheet”) and a calculation (accompanied by reasonably detailed supporting documentation) of the Net Working Capital of the Business and the Target (as defined below) based on the Proposed Closing Balance Sheet (the “Proposed Net Working Capital” and “Proposed Target”, respectively). The Proposed Closing Balance Sheet will be prepared in accordance with GAAP applied consistently with the application thereof in the preparation of the balance sheets included in the Audited Financial Statements.

The “Target” shall mean the product of (x) (A) the sum of “revenue” (as calculated under GAAP applied on a basis consistent with the preparation of the Audited Business Financial Statements (which for the avoidance of doubt includes all amounts for travel and other expenses that are to be reimbursed by and billed to customers)) for the Business for each of the three (3) full calendar months that immediately preceded the Closing Date, multiplied by (B) four (4) and (y) 0.16915.

(b) The Purchaser shall have thirty (30) days after the date of submission of the Proposed Closing Balance Sheet to review the calculation of the Proposed Net Working Capital and the Proposed Target. Within such 30-day period, the Purchaser shall notify the Seller in writing of any objections to the Proposed Closing Balance Sheet, the calculation of the Proposed Net Working Capital or the calculation of the Proposed Target. If the Purchaser does not notify the Seller of any objections to the Proposed Closing Balance Sheet, the calculation of the Proposed Net Working Capital or the calculation of the Proposed Target, as applicable, within such 30-day period, the Proposed Closing Balance Sheet, the calculation of the Proposed Net Working Capital or the calculation of the Proposed Target, as applicable, will be considered final, and for all purposes under this Agreement will be the Final Closing Balance Sheet, the Closing Net Working Capital or the Target, as applicable.

(c) If the Purchaser objects to the Proposed Closing Balance Sheet, the calculation of the Proposed Net Working Capital or the calculation of the Proposed Target in accordance with Section 2.4(b) above, the Purchaser and the Seller shall cooperate in good faith with each other and negotiate in good faith to resolve any disputed items during the period of thirty (30) days following the date on which the objection notice is given by the Purchaser to the Seller (the “Negotiation Period”). If the Purchaser and the Seller mutually resolve all disputed items, the calculation of the Proposed Net Working Capital or the Proposed Target, as applicable, will be adjusted as so agreed, and as so adjusted, will be considered final, and for all purposes under this Agreement will be the Closing Net Working Capital or the Target, as applicable.

(d) If the Purchaser and the Seller do not resolve all disputed items during the Negotiation Period, then the Purchaser and the Seller will engage, by mutual agreement, an independent auditor from one of the “Big Four” accounting firms (excluding the firms regularly used by the Sponsor or the Seller) or, if no such firm is available for or agrees to the engagement within fifteen (15) days after the end of the Negotiation Period, another third party who is an expert in accounting matters and unaffiliated with the Sponsor and the Seller (the “Independent Auditor”) to resolve any remaining disputes and determine the Closing Net Working Capital and/or the Proposed Target. In the absence of mutual agreement on the selection of an Independent Auditor within thirty (30) days after the end of the Negotiation Period, either the Seller or the Purchaser may request that the Independent Auditor be appointed by the AAA in accordance with applicable rules of the AAA. The decision of the Independent Auditor shall be final and binding on the Parties. The fees and expenses of the Independent Auditor will be borne equally by the Purchaser and the Seller.

(e) Following the determination of the Closing Net Working Capital and the Target: (i) if the amount of the Closing Net Working Capital exceeds the Target, the Purchase Price shall be increased by the amount of such difference, and no later than the six-month anniversary of the Closing Date or if later, within three (3) Business Days following determination of the Closing Net Working Capital, the Purchaser shall pay to the Seller the amount of such difference, by wire transfer of immediately available funds to an account specified in writing by the Seller; or (ii) if the amount of the Closing Net Working Capital is less than the Target, the Purchase Price shall be decreased by the amount of such difference, and within three (3) Business Days following determination of the Closing Net Working Capital, the Seller shall pay the amount of such difference, by wire transfer of immediately available funds to an account specified in writing by the Purchaser.

2.5 Cash Balance Adjustment.

(a) Estimated Cash Balance Adjustment. Prior to the Closing, the Seller shall prepare in good faith and deliver to the Purchaser a statement reflecting the Seller’s estimate of the Cash Balance as of the close of business on third day immediately preceding the Closing

Date (the “Estimated Cash Balance” and such statement, the “Estimated Cash Balance Statement”), together with an indication of the bank accounts in which the Cash Balance is held (the “Cash Balance Bank Accounts”). The Estimated Cash Balance Statement shall be accompanied by reasonable documentation to support the Estimated Cash Balance. For purposes of this Agreement, “Cash Balance” means, as of a given time, cash and cash equivalents, including cash and time deposits at banks and accrued interest receivable, of the Company and the Subsidiaries, determined on a consolidated basis and in accordance with GAAP applied consistently with the application thereof in the preparation of the balance sheets included in the Audited Financial Statements (which, for the avoidance of doubt, shall be net of issued and unpaid checks and uncleared wire transfers). Following the Seller’s delivery of the Estimated Cash Balance Statement: (i) if the amount of the Estimated Cash Balance (together with all interest accrued thereon) exceeds US$10,000,000, the Purchase Price shall be increased by the amount of such difference, and immediately following the Closing, but in any event within one (1) day after the Closing Date, the Purchaser shall pay to the Seller from the Cash Balance Bank Accounts the amount of such difference (together with all interest accrued thereon), net of any out-of-pocket expenses, including any withholding or repatriation costs incurred in transferring such amount to Seller and not reimbursed by Seller, by wire transfer of immediately available funds to an account or accounts specified in writing by the Seller; or (ii) if the amount of the Estimated Cash Balance is less than US$10,000,000, the Purchase Price shall be decreased by the amount of such difference, and immediately following the Closing, but in any event within one (1) day after the Closing Date, the Seller shall pay to the Purchaser the amount of such difference (together with all interest accrued thereon), by wire transfer of immediately available funds to an account or accounts specified in writing by the Purchaser.

(b) Actual Cash Adjustment. Following the Closing, the Seller and the Purchaser shall cooperate in good faith with each other to jointly determine, as promptly as practicable, but in any event within thirty (30) days after the Closing Date, the actual Cash Balance as of the close of Business on the day immediately preceding the Closing Date (the “Actual Cash Balance”), the Actual Cash Balance so determined by the parties shall be considered final, and for all purposes under this Agreement will be the Actual Cash Balance. Following determination of the Actual Cash Balance: (i) if the amount of the Actual Cash Balance exceeds the Estimated Cash Balance, the Purchase Price shall be increased by the amount of such difference, and within three (3) Business Days following determination of the Actual Cash Balance, the Purchaser shall pay to the Seller the amount of such difference (together with all interest accrued thereon), by wire transfer of immediately available funds to an account or accounts specified in writing by the Seller; or (ii) if the amount of the Actual Cash Balance is less than the Estimated Cash Balance, the Purchase Price shall be decreased by the amount of such difference, and within three (3) Business Days following determination of the Actual Cash Balance, the Seller shall pay to the Purchaser the amount of such difference (together with all interest accrued thereon), by wire transfer of immediately available funds to an account or accounts specified in writing by the Purchaser.

(c) Prior to the Closing, the parties will cooperate in good faith to jointly determine which Subsidiaries will retain the US$10,000,000 in Cash Balance that the Company and the Subsidiaries will retain pursuant to this Section 2.5. Notwithstanding anything in this Section 2.5 to the contrary, if the total payment that the Purchaser would be required to make to the Seller under (i) Section 2.5(a) or (ii) Section 2.5(a) together with Section 2.5(b), would exceed US$100,000,000, the Purchaser shall make payments up to an aggregate amount of US$100,000,000 in accordance with such Sections, and will make the additional payments at such time and in such manner as is agreed to by the Purchaser; provided that the Seller and the Purchaser shall cooperate with each other in good faith to agree on such time and manner.

2.6 Withholding.

(a) As of the date hereof, each of the Purchaser and the Seller reasonably believes that no withholding or deduction is required with respect to the payment of the Purchase Price and all other payments to the Seller or any of its subsidiaries pursuant to this Agreement.

(b) If the Purchaser determines in good faith that any deduction or withholding is required under applicable Tax law from any payment otherwise payable pursuant to this Agreement, then Purchaser shall promptly notify the Seller in writing of its determination. If the Parties are unable to agree to a modification pursuant to Section 2.7 hereof to the structure of the transactions set forth in Section 2.1 hereof that would reverse the Purchaser’s determination that payment of the Purchase Price or any other payments pursuant to this Agreement would be subject to a deduction or withholding of Taxes, then the Purchaser may deduct and withhold from the Purchase Price such Taxes as are required under applicable Tax law and such amount shall be treated as having been paid to the Seller. Purchaser shall timely pay the entire deduction and withholding of such Taxes to the applicable Governmental Authority, and shall promptly deliver to the Seller evidence satisfactory to it of such deduction, withholding or payment and the remittance thereof. Notwithstanding the foregoing, the Purchaser shall not deduct or withhold any Tax under this Section 2.6(b) if the Purchaser is provided a written opinion of counsel from a firm mutually acceptable to the Purchaser and Seller that withholding or deduction of such Taxes “should” not apply. Seller shall indemnify Purchaser for any Tax liability imposed on Purchaser (or any of its subsidiaries) for such failure to withhold or deduct such Taxes.

2.7 Modifications to Transaction Structure. Notwithstanding any other provision of this Agreement, to the extent that the Purchaser, the Seller or the Lenders under the Debt Commitment Letter request any modifications to the structure of the transactions set forth in Section 2.1 hereof, the Parties shall cooperate in good faith to agree with the Lenders and each other on a final transaction structure for the sale and purchase of the Business; provided, however, that no Party shall be obligated to agree to any such modifications that would be reasonably expected to (a) change the amount or nature or form of the Purchase Price it will pay or receive, as applicable, (b) adversely affect the economic and other material benefits to it of the transactions set forth in Section 2.1 hereof or (c) adversely affect the ability of either party to satisfy the conditions set forth in Article 7 hereof in a reasonably timely manner.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE SELLER

The Seller represents and warrants to the Purchaser as follows:

3.1 Organization, Standing and Power of the Seller. The Seller is a public company limited by shares duly organized, validly existing and in good standing under the laws of the Republic of Singapore and has the requisite corporate or other power and authority to conduct its business and to own or lease and to operate its properties and assets as and in the places where such business is conducted and where such properties and assets are owned, leased or operated.

3.2 Authority of the Seller; Binding Agreement of the Seller. The Seller has all requisite corporate or other power and authority to enter into and deliver this Agreement and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by the Seller and the consummation by the Seller of the transactions contemplated hereby have been duly authorized by all necessary corporate or other action on the part of the Seller. This Agreement has been duly executed and delivered by the Seller and, assuming the due authorization, execution and delivery by the Purchaser, this Agreement constitutes the legal, valid and binding obligation of the Seller, enforceable against the Seller in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

3.3 Organization, Standing and Power of the Company and the Subsidiaries.

(a) The Company is an exempted limited liability company, duly organized, validly existing and in good standing under the laws of the Cayman Islands. The Company is a wholly-owned subsidiary of the Seller and has the requisite corporate or other power and authority to conduct its business as now being conducted and as presently proposed to be conducted and to own or lease and to operate its properties and assets as and in the places where such business is conducted and where such properties and assets are owned, leased or operated.

(b) Each Subsidiary (i) is (or in the case of FSSAL, will be on the Closing Date) a legal entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and (ii) has (or in the case of FSSAL, will have on the Closing Date) the requisite corporate or other power and authority to conduct its business as now being conducted and as presently proposed to be conducted and to own or lease and to operate its properties and assets as and in the places where such business is conducted and where such properties are owned, leased or operated, except, in the case of clause (ii) where the failure to have such power and authority would not, individually or in the aggregate, be reasonably likely to result in a Business Material Adverse Effect. Each Subsidiary is (or in the case of FSSAL, will be on the Closing Date) duly qualified or licensed as a foreign corporation or other legal entity to do business, and is (or in the case of FSSAL, will be on the Closing Date) in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except where the failure to be so qualified or licensed or in good standing would not, individually or in the aggregate, be reasonably likely to result in a Business Material Adverse Effect.

3.4 Authority of the Company; Binding Agreement of the Company. The Company has all requisite corporate or other power and authority to enter into, and perform its obligations under, this Agreement. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate or other action on the part of the Company. This

Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by the Purchaser, this Agreement constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

3.5 Organizational Documents. The Seller has made available to the Purchaser a true and complete copy of the Certificate of Incorporation, the Memorandum of Association and the Articles of Association, each as amended to the date of this Agreement, of the Company (the “Company Organizational Documents”), which are in full force and effect. The Company is not in default under or in violation of any provision of the Company Organizational Documents, except for defaults or violations that would not, individually or in the aggregate, be reasonably likely to result in a Business Material Adverse Effect. The Seller has made available to the Purchaser a true and complete copy of the Organizational Documents of each of the Subsidiaries (except for FSSAL), each as amended to the date of this Agreement (the “Subsidiary Organizational Documents”), each of which are in full force and effect. No Subsidiary is in default under or in violation of any provision of its Organizational Documents, except for defaults or violations that would not, individually or in the aggregate, be reasonably likely to result in a Business Material Adverse Effect.

3.6 Share Capital of the Company; Ownership of Shares.

(a) The total authorized share capital of the Company is US$50,000 divided into 50,000 shares of a par value of US$1.00 per share, of which 50,000 shares are issued and outstanding. The Seller is the sole record and beneficial owner of all of such shares. Such shares are duly authorized, validly issued, fully paid and non-assessable.

(b) There are no shares of capital stock, voting securities or other equity interests of the Company reserved for issuance or held as treasury shares. Except as expressly contemplated hereby (including as contemplated by, or in furtherance of, the Restructuring), there are no outstanding subscriptions, calls, contracts, options, warrants, restricted stock, phantom stock or other rights, agreements, arrangements, understandings, restrictions or commitments, contingent or otherwise, to which the Company is a party or by which the Company is bound that would obligate the Company to issue or sell any shares in the share capital, voting securities or other equity interests of the Company. There are no other securities convertible, exchangeable or exercisable for any shares of capital stock or other equity interests, of the Company.

(c) Except as set forth in Section 3.6(c) of the Seller Disclosure Schedule and except for the Subsidiaries, the Company does not, or will not upon the Restructuring, own, directly or indirectly, any capital stock or other equities, securities or interests in any other corporation or in any other Person or other entity.

3.7 Subsidiaries.

(a) Except as set forth in Section 3.7(a) of the Seller Disclosure Schedule, (i) all of the issued and outstanding share capital, voting securities or other equity interests of each Subsidiary is (or in the case of FSSAL, will be on the Closing Date) directly or indirectly, through one or more subsidiaries of the Seller, owned (beneficially and of record) by the Seller, free and clear of all Liens and (ii) all of the issued and outstanding share capital, voting securities or other equity interests of each Subsidiary (other than the Purchased U.S. Companies) will be directly or indirectly, through one or more subsidiaries of the Company, owned (beneficially and of record) by the Company as of the Closing Date.

(b) Except as set forth in Section 3.7(b) of the Seller Disclosure Schedule and except as expressly contemplated hereby (including as contemplated by, or in furtherance of, the Restructuring), there are no outstanding subscriptions, calls, puts, rights to subscribe, contracts, options, warrants, restricted stock, phantom stock or other rights, agreements, arrangements, understandings, restrictions or commitments, contingent or otherwise, to which any Subsidiary is bound that would obligate such Subsidiary to issue or sell any shares in the share capital, voting securities or other equity interests of such Subsidiary. There are no other securities convertible, exchangeable or exercisable for any shares of any Subsidiary.

3.8 No Conflict; Required Filings and Consents.

(a) Except as set forth in Section 3.8(a) of the Seller Disclosure Schedule, the execution, delivery and performance of this Agreement by the Seller Parties do not, and the consummation by the Seller Parties of the transactions contemplated hereby do not and will not (as the case may be), (i) conflict with, violate or result in a breach of the Company Organizational Documents or the Subsidiary Organizational Documents, (ii) conflict with, or result in any violation or breach of or result in the loss of any benefit under, or constitute a default under, or require a consent or waiver under any term or provision under any Specified Contract to which the Company or any Subsidiary is a party, (iii) subject to compliance with the requirements specified in clauses (i) and (ii) of Section 3.8(b) hereof, conflict with or violate any Applicable Law in respect of the Company or any Subsidiary, or (iv) create or impose any Liens on the assets and properties of the Company and the Subsidiaries, except in the case of clauses (ii), (iii) and (iv) of this Section 3.8(a) for any such conflicts, violations, breaches, losses of benefits, defaults, and Liens and for any consents or waivers not obtained, that would not, individually or in the aggregate, be reasonably likely to result in a Business Material Adverse Effect or a Seller Material Adverse Effect.

(b) No consent, approval, permit, order or authorization of, or registration, declaration, notice or filing with, any Governmental Authority is required by or with respect to the Seller, the Company or any Subsidiary in connection with the execution, delivery and performance of this Agreement by the Seller and the Company or the consummation by the Seller and the Company of the transactions contemplated hereby, except for (i) any consent, approval, permit, order, authorization, registration, declaration, notice or filing required under the HSR Act and any applicable foreign Antitrust Law, (ii) such consents, approvals, permits, orders, authorizations, registrations, declarations, notices and filings set forth in Section 3.8(b) of the Seller Disclosure Schedule and (iii) such other consents, approvals, permits, orders, authorizations, registrations, declarations, notices and filings which, if not obtained or made, would not, individually or in the aggregate, be reasonably likely to result in a Business Material Adverse Effect or a Seller Material Adverse Effect.

3.9 Title to Purchased Shares. Upon the delivery of and payment for the Purchased Shares at the Closing in accordance with the terms of this Agreement, the Purchaser will acquire good and valid title to the Purchased Shares free and clear of any Lien, except for any Lien incurred or granted by the Purchaser in connection with the financing for its purchase of the Purchased Shares as contemplated by this Agreement and except for any Lien under the Shareholders Agreement.

3.10 Financial Statements.

(a) The Seller has made available to the Purchaser copies of the audited combined balance sheets of the Business as of March 31, 2005 and December 31, 2005 and the related audited combined statements of operations and statements of cash flows of the Business for the fiscal year ended March 31, 2005 and the nine months ended December 31, 2005, together with the accompanying notes thereto (the “Audited Business Financial Statements”). The Audited Business Financial Statements (i) were prepared from, and are in accordance with, the books and records of the Business; (ii) present fairly in all material respects in accordance with GAAP the combined financial condition of the Business as of March 31, 2005 and December 31, 2005, respectively, and the combined results of operations and cash flows of the Business for the periods then ended, respectively; and (iii) were prepared in conformity with GAAP consistently applied throughout the periods indicated (except as may be indicated in the notes thereto) as in effect on the date of determination.

(b) When delivered pursuant to Section 5.3 hereof, the Unaudited Business Financial Statements shall (i) have been prepared from, and in accordance with, the books and records of the Business; (ii) present fairly in all material respects in accordance with GAAP the combined financial condition of the Business as of March 31, 2006 and the combined results of operations and cash flows of the Business for the period then ended (subject to the absence of notes thereto); and (iii) have been prepared in conformity with GAAP consistently applied as in effect on the date of determination (subject to the absence of notes thereto).

3.11 No Undisclosed Liabilities. Except as reflected in the Audited Business Financial Statements for the nine month period ended December 31, 2005, neither the Company nor any Subsidiary has any liability or obligation (whether accrued, absolute, contingent, unliquidated or otherwise, whether due or to become due and regardless of when or by whom asserted) which would be required to be reflected on a balance sheet prepared in conformity with GAAP as applied in the preparation of the Audited Business Financial Statements, except for liabilities and obligations: (a) set forth in Section 3.11 of the Seller Disclosure Schedule, (b) incurred since December 31, 2005 in the ordinary course of business consistent with past practice, or (c) that, individually or in the aggregate, are not reasonably likely to result in a Business Material Adverse Effect.

3.12 Absence of Certain Changes or Events. Except as set forth in Section 3.12 of the Seller Disclosure Schedule and except as expressly contemplated hereby (including as contemplated by, or in furtherance of, the Restructuring), since December 31, 2005:

(a) the Business has been conducted in all material respects only in the ordinary course of business consistent with past practice;

(b) neither the Company nor any Subsidiary has taken any action, which, if taken during the Pre-Closing Period, would require the consent of the Purchaser under Section 5.1 hereof;

(c) there has not been any (i) grant of any severance or termination pay to any Business Employee in excess of US$250,000 individually or US$1,000,000 in the aggregate, except for any payments to terminated employees in the ordinary course of business or required under Contracts or Business Benefit Plans in effect on the date hereof which the Company or a Subsidiary is obligated to fund, either directly or indirectly through reimbursements to the Seller or any other subsidiary of the Seller, (ii) loan or advance of money or other property by the Company or a Subsidiary to any Business Employee in excess of US$50,000 individually or US$500,000 in the aggregate, (iii) establishment, adoption, material amendment or termination of an existing Business Benefit Plan (other than as may be required by the terms of an existing Business Benefit Plan or as may be required by Applicable Law), or (iv) grants of any equity or equity-based awards to any Business Employee by the Company or a Subsidiary, other than of or in respect of the Seller’s capital stock and of grants in the ordinary course and consistent with past practice; and

(d) there has not occurred a Business Material Adverse Effect, and there has not been any change, event, circumstance, occurrence, condition or development that is reasonably likely to result in a Business Material Adverse Effect.

3.13 Taxes. Except as set forth in Section 3.13 of the Seller Disclosure Schedule:

(a) The Company and each Subsidiary have: (i) timely filed all income Tax Returns and all other material Tax Returns that they were required to file and (ii) paid on a timely basis all material Taxes due and payable. The current liability accruals for Taxes with respect to the Company and the Subsidiaries reflected on the Audited Business Financial Statements (excluding any reserve for deferred Taxes established to reflect timing difference between book and Tax income) are adequate to cover Tax liabilities accruing through the date of such Audited Business Financial Statements. Neither the Company nor any Subsidiary is currently the beneficiary of any extension of time within which to file any Tax Return. The Company and each of the Subsidiaries has duly and timely withheld and paid over to the appropriate taxing authorities all material amounts required to be so withheld and paid over for all periods under all applicable laws and regulations. There are no Liens with respect to material Taxes upon any of the assets or property of the Company or any Subsidiary, other than Liens for Taxes not yet due and payable.

(b) No examination or audit of any Tax Return of the Company or such Subsidiary by any Governmental Authority is currently in progress and no such examination or audit has been threatened in writing. Neither the Company nor any such Subsidiary has been informed in writing by any Governmental Authority that it believes that the Company or such Subsidiary was required to file any Tax Return that was not filed. Neither the Company nor any such Subsidiary has waived any statute of limitations with respect to Taxes or agreed to an extension of time with respect to a Tax assessment or deficiency.

(c) As of the Closing Date, neither the Company nor any Subsidiary is a party to, bound by or has any continuing obligation or liability under any Tax sharing, Tax indemnity or Tax allocation agreement.

(d) Neither the Company nor any of the Subsidiaries (i) has been a member of a group filing a consolidated, combined, unitary or similar income Tax Return or (ii) has any liability for the Taxes of any person under Treasury Regulation section 1.1502-6(a) (or any similar provision of state, local or foreign law), as a transferee or successor, by contract, or otherwise.

(e) Neither the Company nor any Subsidiary will be required to include any item of income in, or exclude any item of deduction from, taxable income for Post-Closing Tax Period as a result of any: (i) change in method of accounting for a Pre-Closing Tax Period, (ii) “closing agreement” as described in section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date, (iii) intercompany transaction or excess loss account described in Treasury Regulations under section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law), (iv) installment sale or open transaction disposition made on or prior to the Closing Date or (v) prepaid amount received on or prior to the Closing Date.

(f) During the five-year period ending on the date hereof, none of the Subsidiaries that are “U.S. persons” under the Code was a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code. No such Subsidiary has participated in any “listed transaction” as defined in sections 1.6011-4(b) or section 301.6111-2(b)(2) of the Treasury Regulations.

3.14 Real Property.

(a) The Company and the Subsidiaries have, or will have upon the Restructuring, good and marketable title to all real property owned, or to be owned upon the Restructuring, by the Company or any Subsidiary that is used in, and material to, the conduct of the Business (the “Owned Real Property”), in each case free and clear of all Liens, except for Liens which would not, individually or in the aggregate, be reasonably likely to result in, a Business Material Adverse Effect. To the Knowledge of the Seller, there is no threatened condemnation, requisition or other taking by any public authority of the Owned Real Property or any material portion thereof.

(b) Except as set forth in Section 3.14(b) of the Seller Disclosure Schedule, to the Knowledge of the Seller, neither the Company nor any Subsidiary is in default or breach under any lease, sublease or license under which the Company or any Subsidiary uses real property that is material to the conduct of the Business (each, a “Material Lease”), except for such defaults or breaches which would not, individually or in the aggregate, be reasonably likely to result in a Business Material Adverse Effect. To the Knowledge of the Seller, each Material Lease is a legal, valid and binding obligation of the Company or the relevant Subsidiary, as applicable, in full force and effect and is enforceable by the Company or the relevant Subsidiary, as applicable, in accordance with its respective terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

3.15 Intellectual Property.

(a) The Company and the Subsidiaries own or possess, or will own or possess upon the Restructuring, valid rights to use all Intellectual Property used in and necessary to conduct the Business as presently conducted, free and clear of all Liens (other than licenses of Intellectual Property used in conduct of the Business), except for such failures to own or possess valid rights or such Liens that would not, individually or in the aggregate, be reasonably likely to result in a Business Material Adverse Effect.

(b) Except as set forth in Section 3.15(b) of the Seller Disclosure Schedule and except as would not, individually or in the aggregate, be reasonably likely to result in a Business Material Adverse Effect (i) the conduct of the Business as presently conducted does not infringe, violate or constitute a misappropriation of any Intellectual Property of any third party (other than with respect to pending patent applications of third parties), and (ii) no claims have been asserted or threatened in writing, against the Company or any Subsidiary, based upon or challenging or seeking to deny or restrict the use by the Company or any Subsidiary of any Intellectual Property.

(c) No Intellectual Property owned by the Company or any Subsidiary is subject to any outstanding decree, order, injunction, judgment or ruling directed to the Company or the Subsidiaries restricting the use of such Intellectual Property or that would impair the validity or enforceability of such Intellectual Property in a manner that, individually or in the aggregate, is reasonably likely to result in a Business Material Adverse Effect.

(d) Except as would not, individually or in the aggregate, be reasonably likely to result in a Business Material Adverse Effect, the Seller, the Company and the Subsidiaries, collectively: (i) take all reasonable actions to protect their Intellectual Property, including any that is confidential in nature; (ii) use reasonable efforts to execute agreements with employees and contractors who contribute to proprietary Intellectual Property to assign to them all their rights therein; and (iii) take all reasonable actions to protect the integrity and security of their software, systems, networks and related items, and the content and information contained therein and transmitted thereby.

3.16 Specified Contracts.

(a) Section 3.16(a) of the Seller Disclosure Schedule sets forth a correct and complete list of all Specified Contracts to which the Company, a Subsidiary, Flextronics Design

Limited or Flextronics South Africa is a party or by which it is bound as of the date of this Agreement. For purposes of this Agreement, “Specified Contract” means any of the following Contracts relating to the Business:

(i) any employment, consulting, change-in-control, severance or other similar Contract with any Business Employee earning an annual base salary equal to or in excess of US$150,000 other than those that are terminable by the Business without material liability or financial obligation to the Business (a “Specified Employment Contract”);

(ii) any limited liability company agreement, joint venture or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture that is material to the Business, other than any such limited liability company, partnership or joint venture that is a Subsidiary;

(iii) any settlement agreement, other than (1) releases immaterial in nature or amount entered into with any Business Employee in the ordinary course of business in connection with the routine cessation of such Business Employee’s employment by the Business or (2) settlement agreements under which neither the Company nor any Subsidiary has any continuing material obligations, liabilities, or rights (excluding releases);

(iv) any mortgages, indentures, guarantees, loans or credit agreements, security agreements, promissory notes, obligations under conditional or installment sale or other title retention Contracts relating to purchased property, capitalized lease obligations or other Contracts relating to the borrowing of money, whether secured or unsecured, extension of credit or other indebtedness having an outstanding principal amount in excess of US$5,000,000, other than (1) accounts receivable and payable in the ordinary course of business and (2) any indebtedness among the Seller, any Affiliate of the Seller, the Company and any Subsidiary incurred in the ordinary course of business;

(v) any Contract with a Major Customer (for purposes of this Agreement, the term “Major Customer” means any of the top ten (10) customers of the Business based on the consolidated revenues of the Business for the six-month period ended September 30, 2005 and listed on Section 3.16(a)(v) of the Seller Disclosure Schedule);

(vi) any Material Lease; and

(vii) any other Contract currently in effect not made in the ordinary course of business consistent with past practice that is material to the Company and the Subsidiaries, taken as a whole.

(b) Each Specified Contract is a legal, valid and binding obligation of the Company or the relevant Subsidiary, as applicable, and, to the Knowledge of the Seller, each other party to such Specified Contract, is in full force and effect and is enforceable by the Company or the relevant Subsidiary, as applicable, in accordance with its respective terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity), except for such failures to be legal, valid and binding, in full force and effect and enforceable that would not, individually or in the aggregate, be reasonably likely to result in a Business Material Adverse Effect.

(c) Except as set forth in Section 3.16(c) of the Seller Disclosure Schedule, there is (i) no existing breach or default by the Company or the relevant Subsidiary, as applicable, under any Specified Contract; (ii) no event or circumstance has occurred that, with the giving of notice or the lapse of time or both, would constitute such a breach or default under any Specified Contract; and (iii) to the Knowledge of the Seller, there is no default with respect to any third party to any Specified Contract, except in the case of the foregoing clauses (i), (ii) and (iii), for those breaches and defaults that, individually or in the aggregate, are not reasonably likely to result in a Business Material Adverse Effect.

3.17 Litigation. Except as set forth in Section 3.17 of the Seller Disclosure Schedule, there is no action, suit, proceeding, claim, assessment, arbitration, charge or investigation (collectively, “Actions”) pending, by or before any Governmental Authority or, to the Knowledge of the Seller, threatened in writing (including “cease and desist” letters and invitations to take a license) against or involving the Company, any Subsidiary, any Business Benefit Plan or any of their assets, properties or rights, except for any Actions that, individually or in the aggregate, are not reasonably likely to result in a Business Material Adverse Effect or a Seller Material Adverse Effect. Except as set forth in Section 3.17 of the Seller Disclosure Schedule, there are no judgments, decisions, writs, stipulations, injunctions, orders, settlements or decrees outstanding against the Company or any Subsidiary that, individually or in the aggregate, are reasonably likely to result in a Business Material Adverse Effect or a Seller Material Adverse Effect.

3.18 Employee Benefit Plans.

(a) Section 3.18(a) of the Seller Disclosure Schedule contains a true and complete list of each Business Benefit Plan that as of the date of this Agreement is: (i) sponsored, maintained, or contributed to by the Seller, the Company or any Subsidiary within the jurisdiction of the United States for the benefit of Business Employees residing or working within the United States (except for Business Benefit Plans sponsored, maintained, or contributed to by the Seller in respect of which the Company and its subsidiaries could not reasonably be expected to incur any liability, a “U.S. Business Benefit Plan”), (ii) each Business Benefit Plan that is sponsored, maintained, or contributed to by the Seller, the Company or any Subsidiary outside the jurisdiction of the United States for the benefit of Business Employees residing or working outside the United States (except for Business Benefit Plans sponsored, maintained, or contributed to by the Seller in respect of which the Company and its subsidiaries could not reasonably be expected to incur any liability, a “Foreign Business Benefit Plan”).

(b) With respect to each Business Benefit Plan, the Seller has made available to the Purchaser a true, complete and correct copy of each (or in the case of any unwritten Business Benefit Plan, a written description thereof) and, to the extent applicable, (i) the most recent summary plan description (or similar document) for each Business Benefit Plan for which such a summary plan description is required by Applicable Law or was otherwise provided to plan participants or beneficiaries, (ii) any related trust agreements or funding instruments or agreements (whether now in effect or required in the future as a result of the transaction contemplated by this Agreement), (iii) a summary of any amendments or changes that the board of directors of the Seller has approved or that have been communicated to employees as likely to be implemented within the twelve months immediately following the date hereof, and (iv) the most recent (A) Form 5500 and attached schedules, (B) audited financial statements and (C) actuarial valuation reports.

(c) (i) Each U.S. Business Benefit Plan has been established and administered in accordance with its terms, and in compliance with the applicable provisions of ERISA, the Code, and all other Applicable Law; (ii) no “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA) has occurred that would reasonably be expected to subject the Company or any Subsidiary to the tax or sanctions on prohibited transactions imposed by Section 4975 of the Code or Title I of ERISA, and (iii) no “reportable event” (as defined in Section 40143 of ERISA) has occurred that would reasonably be expected to result in liability on the part of the Company or any Subsidiary and (iv) each U.S. Business Benefit Plan that is intended to qualify under Section 401(a) of the Code has received an IRS favorable determination letter.

(d) Neither the Company nor any Subsidiary nor any member of its “Controlled Group” (defined as any organization that is a member of a controlled group of organizations within the meaning of Sections 414(b), (c), (m) or (o) of the Code), contributes to, sponsors, maintains or has any liability or obligation with respect to (i) a pension plan (within the meaning of Section 3(2) of ERISA) subject to Section 412 of the Code or Title IV of ERISA; (ii) a multiemployer plan (within the meaning of Section 3(37) or 4001(a)(3) of ERISA); or (iii) a multiple employer plan for which, in the case of each of clauses (i), (ii) or (iii), the Company or any member of its Controlled Group would reasonably be expected to incur liability under Title IV of ERISA.

(e) With respect to any U.S. Business Benefit Plan: (i) no actions, suits or claims (other than routine claims for benefits) are pending or, to the Seller’s Knowledge, threatened, (ii) to the Knowledge of the Seller, no facts or circumstances exist that could give rise to any such actions, suits or claims (other than routine claims for benefits), and (iii) no investigation, audit or other administrative proceeding by the Department of Labor, the Internal Revenue Service, or the Pension Benefit Guaranty Corporation are pending.

(f) Except as set forth in Section 3.18(f) of the Seller Disclosure Schedule, no Business Benefit Plan exists that, as a result of the execution of this Agreement or the transactions contemplated hereby would: (i) trigger the payment of severance pay or increase the severance pay upon any termination of employment after the date of this Agreement, (ii) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to, any Business Benefit Plan, (iii) cause the Company or any Subsidiary to record additional compensation expense on its income statement with respect to any outstanding stock option or other equity-based award, or (iv) result in payments that would not be deductible by reason of the application of Section 280G of the Code.

(g) Each Foreign Business Benefit Plan has been established, maintained and administered in reasonable compliance with its terms and Applicable Law. All Foreign Business

Benefit Plans that are required to be funded are funded to the extent required by Applicable Law, and with respect to all other Foreign Business Benefit Plans, adequate reserves therefor have been established on the accounting statements of the Company or an applicable Subsidiary.

3.19 Labor Matters. Neither the Company nor any Subsidiary is the subject of, or, to the Knowledge of the Seller, has been threatened with, any charge or proceeding asserting that the Company or any Subsidiary has committed an unfair labor practice within the meaning of the U.S. National Labor Relations Act. There are no pending or, to the Knowledge of the Seller, threatened labor strikes, walkouts, work stoppages, slow-downs, or lockouts involving the Company or any Subsidiary.

3.20 Permits. The Company and each Subsidiary have all permits, licenses, franchises, certificates, approvals, exemptions, classifications, registrations and other similar documents and authorizations from Governmental Authorities (“Permits”) required to conduct the Business as presently conducted, except for such permits, licenses, franchises, certificates, approvals, exemptions, classifications, registrations and other similar documents and authorizations, the absence of which, individually or in the aggregate, are not reasonably likely to result in a Business Material Adverse Effect. Except as set forth in Section 3.20 of the Seller Disclosure Schedule, as of the date of this Agreement, no written notice, Action or assertion has been received by the Company or any of the Subsidiaries or, to the Knowledge of the Seller, has been filed, commenced or threatened against the Company or any of the Subsidiaries alleging any violation of any Applicable Law or by which their respective properties are bound or affected. The Company and each Subsidiary are in compliance with the terms of the Permits, except for such failures to comply that, individually or in the aggregate, are not reasonably likely to result in a Business Material Adverse Effect.

3.21 Insurance Policies.

(a) Section 3.21(a) of the Seller Disclosure Schedule contains a correct and complete list of all insurance policies carried by or for the benefit of the Company and the Subsidiaries (the “Insurance Policies”) as of the date of this Agreement. As of the date of this Agreement, the Insurance Policies are in full force and effect and with respect to Insurance Policies covering the Company and/or one or more Subsidiaries, neither the Company nor any of the Subsidiaries has reached or exceeded its policy limits for any insurance policy in effect at any time during the past two (2) years.

(b) Each of the Company and the Subsidiaries is and has been covered in all material respects on an uninterrupted basis by insurance policies which are reasonable in scope and amount in light of the risks attendant to the businesses in which it is or has been engaged, it being understood that coverage amounts and deductibles under such policies may be and may have been determined on the basis of the Seller’s and its subsidiaries’ consolidated business activities and therefore may provide a lower level of coverage than the Company and the Subsidiaries might have obtained on a stand-alone basis. No written notice of cancellation, non-renewal, termination, revocation or material limitation has been received with respect to any such insurance policy. There are no pending or, to the Knowledge of the Seller, threatened material claims against such insurance policies by the Company or any Subsidiary as to which the insurers have denied liability in writing.

3.22 Transaction with Affiliates. Except as set forth in Section 3.22 of the Seller Disclosure Schedule, there is no Contract, arrangement, relationship or transaction between the Company and any Subsidiary, on the one hand, and any member of the Seller Group, or any of their directors or officers or any Affiliate of such director or officer, on the other hand (an “Affiliate Contract”), which provides for payments by the Company or a Subsidiary of more than US$250,000 in any individual case or US$1,000,000 in the aggregate and no member of the Seller Group or any of their directors or officers or any Affiliate of any such director or officer owns any property or right, tangible or intangible, which is used by the Company or the Subsidiaries.

3.23 Entire Business. Except as set forth on Section 3.23 of the Seller Disclosure Schedule and except for the services, the Business Employees, facilities and other arrangements contemplated by Section 6.2(e) hereof, upon the Restructuring, the Company and its Subsidiaries will own (or, in the case of leased or licensed assets or properties, have a valid right to use) all of the assets and properties of any kind necessary for the conduct by the Company and its Subsidiaries of the Business as conducted on the date of this Agreement.

3.24 Environmental Matters. Except as set forth in Section 3.24 of the Seller Disclosure Schedule and except as would not, individually or in the aggregate, reasonably be expected to result in a Business Material Adverse Effect:

(a) The Company and the Subsidiaries are in compliance with all, and have not violated any, Environmental Laws;

(b) None of the Company and the Subsidiaries has received any notice of any Action under or relating to any Environmental Law, and to the Knowledge of the Seller, no such Action is threatened;

(c) None of the Company and the Subsidiaries has Released Hazardous Materials in a manner that would reasonably be expected to result in liability under any Environmental Law and Hazardous Materials are not otherwise present at or about any of the currently or formerly owned, leased or operated properties or facilities of the Company or any of the Subsidiaries in amount or condition that would reasonably be expected to result in liability under or relating to any Environmental Laws; and

(d) None of the Company and the Subsidiaries has contractually assumed any liability of any other Person under or relating to any Environmental Laws.

3.25 Brokers. No broker, finder, financial advisor or investment banker (other than Merrill Lynch & Co. and Banc of America Securities LLC) is entitled to any brokerage, finder’s or other fee or commission or any similar charges in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Seller or any Affiliate of the Seller (or any of their respective directors, officers, or employees on their behalf). Seller shall be responsible for all amounts paid or payable to Merrill Lynch & Co. and Banc of America Securities LLC based on arrangements made by the Seller or its Affiliates.

3.26 Purchase for Investment. The Seller is aware that the issuance of the Seller Shares as contemplated by this Agreement will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), or any other applicable securities laws, and will be issued pursuant to exemptions therefrom. The Seller is acquiring the Seller Shares solely for investment, with no present intention to distribute any such Seller Shares to any Person, and the Seller will not sell or otherwise dispose of such Seller Shares except in compliance with the registration requirements or exemption provisions under the Securities Act and the rules and regulations promulgated thereunder, or any other applicable securities laws.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser represents and warrants to the Seller as follows:

4.1 Organization, Standing and Power of the Purchaser and the Purchaser Subsidiaries.

(a) The Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has the requisite corporate or other power and authority to conduct its business and to own or lease and to operate its properties and assets as and in the places where such business is conducted and where such properties and assets are owned, leased or operated. The Purchaser is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not, individually or in the aggregate, be reasonably likely to result in a Purchaser Material Adverse Effect.

(b) Each Purchaser Subsidiary (i) is, or will be on the Closing Date, a legal entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and (ii) has, or will have on the Closing Date, the requisite corporate or other power and authority to conduct its business as now being conducted and as presently proposed to be conducted and to own or lease and to operate its properties and assets as and in the places where such business is conducted and where such properties are owned, leased or operated, except, in the case of clause (ii) where the failure to have such power and authority would not, individually or in the aggregate, be reasonably likely to result in a Purchaser Material Adverse Effect. Each Purchaser Subsidiary is, or will be on the Closing Date, duly qualified or licensed as a foreign corporation or other legal entity to do business, and is, or will be on the Closing Date, in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except where the failure to be so qualified or licensed or in good standing would not, individually or in the aggregate, be reasonably likely to result in a Purchaser Material Adverse Effect.

4.2 Authority of the Purchaser; Binding Agreement of the Purchaser. The Purchaser has all requisite corporate or other power and authority to enter into and deliver this Agreement, and perform its obligations under, this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by the Purchaser and the consummation by the Purchaser of the transactions contemplated hereby have been duly authorized by all necessary corporate or other action on the part of the Purchaser. This Agreement has been duly executed and delivered by the Purchaser and, assuming the due authorization, execution and delivery by the Seller and the Company, this Agreement constitutes the legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws of general applicability affecting creditors’ rights and remedies generally and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

4.3 Organizational Documents. The Purchaser has made available to the Seller a true and complete copy of the Certificate of Incorporation, the Memorandum of Association and the Articles of Association, each as amended to date, of the Purchaser (the “Purchaser Organizational Documents”), which are in full force and effect. The Purchaser is not in default under or in violation of any provision of the Purchaser Organizational Documents, except for defaults or violations that would not, individually or in the aggregate, be reasonably likely to result in a Purchaser Material Adverse Effect.

4.4 Share Capital of the Purchaser; Ownership of Shares.

(a) The total authorized share capital of the Purchaser is US$100,000.00 divided into 100,000,000 shares of a par value of US$0.001 per share, of which one (1) share is issued and outstanding. As of the date of this Agreement, Guarantor is the sole record and beneficial owner of all of such shares. Such shares are duly authorized, validly issued, fully paid and non-assessable.

(b) Except as expressly contemplated hereby, there are no shares of capital stock, voting securities or other equity interests of the Purchaser reserved for issuance or held as treasury shares. Except as expressly contemplated hereby there are, and except with respect to agreements entered into with Business Employees or in connection with an Initial Syndication (as defined in Exhibit H) prior to the Closing, there will be as of the Closing Date, no outstanding subscriptions, calls, contracts, options, warrants, restricted stock, phantom stock or other rights, agreements, arrangements, understandings, restrictions or commitments, contingent or otherwise, to which the Purchaser is a party or by which the Purchaser is bound that would obligate the Purchaser to issue or sell any shares in the share capital, voting securities or other equity interests of the Purchaser. There are no other securities convertible, exchangeable or exercisable for any shares of capital stock or other equity interests, of the Purchaser.

4.5 Subsidiaries.

(a) All of the issued and outstanding share capital, voting securities or other equity interests of each Purchaser Subsidiary is, or will be on the Closing Date, directly or indirectly, through one or more subsidiaries of the Purchaser, owned (beneficially and of record) by the Purchaser, free and clear of all Liens.

(b) Except as expressly contemplated hereby, there are no outstanding subscriptions, calls, puts, rights to subscribe, contracts, options, warrants, restricted stock, phantom stock or other rights, agreements, arrangements, understandings, restrictions or commitments, contingent or otherwise, to which any Purchaser Subsidiary is bound that would obligate such Purchaser Subsidiary to issue or sell any shares in the share capital, voting securities or other equity interests of such Purchaser Subsidiary. There are no other securities convertible, exchangeable or exercisable for any shares of any Purchaser Subsidiary.

4.6 No Conflict; Required Filings and Consents.

(a) The execution, delivery and performance of this Agreement by the Purchaser do not, and the consummation by the Purchaser of the transactions contemplated hereby do not and will not (as the case may be), (i) conflict with, violate or result in a breach of the Purchaser Organizational Documents, (ii) conflict with, or result in any violation of or result in the loss of any benefit under, or constitute a default under, or require a consent or waiver under any term or provision under any Contract to which the Purchaser is a party, or (iii) subject to compliance with the requirements specified in clauses (i) and (ii) of Section 4.6(b) hereof, conflict with or violate any Applicable Law in respect of the Purchaser, except in the case of clauses (ii) and (iii) of this Section 4.6(a) for any such conflicts, violations, breaches, losses of benefits, defaults and for any consents or waivers not obtained, that would not, individually or in the aggregate, be reasonably likely to result in a Purchaser Material Adverse Effect.

(b) No consent, approval, permit, order or authorization of, or registration, declaration, notice or filing with, any Governmental Authority is required by or with respect to the Purchaser in connection with the execution, delivery and performance of this Agreement by the Purchaser or the consummation by the Purchaser of the transactions contemplated hereby, except for (i) any consent, approval, permit, order, authorization, registration, declaration, notice or filing required under the HSR Act and any applicable foreign Antitrust Law, (ii) such consents, approvals, permits, orders, authorizations, registrations, declarations, notices and filings set forth in Exhibit Q and (iii) such other consents, approvals, licenses, permits, orders, authorizations, registrations, declarations, notices and filings which, if not obtained or made, would not, individually or in the aggregate, be reasonably likely to result in a Purchaser Material Adverse Effect.

4.7 Title to Seller Shares. The Seller Shares have been duly authorized and, when issued and delivered pursuant to this Agreement, shall have been validly issued, fully paid and non-assessable. Upon the issuance and delivery of the Seller Shares at the Closing in accordance with the terms of this Agreement, the Seller Designee will acquire good and valid title to the Seller Shares free and clear of any Lien, except for any Lien under the Shareholders Agreement.

4.8 Validity of the Seller Note. The Seller Note has been duly authorized and, when issued and delivered pursuant to this Agreement, shall have been duly executed, authenticated, issued and delivered and will constitute the legal, valid and binding obligation of the Cayman Purchaser, enforceable against the Cayman Purchaser in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

4.9 Litigation. There is no Action pending or, to the Knowledge of the Purchaser, threatened in writing against or involving the Purchaser or any of its assets, properties or rights, except for any Actions that, individually or in the aggregate, are not reasonably likely to result in a Purchaser Material Adverse Effect. There are no judgments, decisions, writs, stipulations, injunctions, orders, settlements or decrees outstanding against the Purchaser that, individually or in the aggregate, are reasonably likely to result in a Purchaser Material Adverse Effect.

4.10 Financing.

(a) Purchaser has delivered to Seller true and complete copies, including all amendments through the date hereof, of the Debt Commitment Letter, pursuant to which the Lenders have committed, upon the terms and subject to the conditions set forth therein, to provide debt financing in an aggregate amount of US$305 million in connection with the transactions contemplated hereby.

(b) As of the date hereof, the Debt Commitment Letter is in full force and effect and is a legal, valid and binding obligation of the Purchaser and, to the Knowledge of the Purchaser, the other party thereto.

(c) As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of the Purchaser under the Debt Commitment Letter. The Purchaser has fully paid any and all commitment fees or other fees required by the Debt Commitment Letter to be paid on or before the date hereof.

(d) The obligation of the Lenders to fund the commitments under the Debt Commitment Letter is not subject to any conditions other than as set forth in the Debt Commitment Letter.

4.11 Operations of the Purchaser and the Purchaser Subsidiaries. The Purchaser and the Purchaser Subsidiaries were, or will be on the Closing Date, formed solely for the purpose of engaging in the transactions contemplated hereby and have engaged in no other activities other than as contemplated by this Agreement and have not: (1) incurred or assumed any indebtedness for borrowed money, except as contemplated by the Debt Commitment Letter, or (2) entered into any transaction with the Sponsor or any of its Affiliates (other than the monitoring agreement between the Company and the Sponsor to be dated as of the Closing Date and share subscription agreements between the Company and affiliates of the Sponsor on terms reasonably acceptable to the Seller). As of the date of this Agreement, the Purchaser has no, and will not have on the Closing Date, direct or indirect subsidiaries other than the Purchaser Subsidiaries.

4.12 Purchase for Investment. The Purchaser is aware that the sale of the Purchased Shares have not been registered under the Securities Act, or any other applicable securities laws, and were issued pursuant to exemptions therefrom. The Purchaser (or the applicable Purchaser Subsidiary) is purchasing the Purchased Shares solely for investment, with no present intention to distribute any such Purchased Shares to any Person, and the Purchaser will not sell or otherwise dispose of such Purchased Shares except in compliance with the registration requirements or exemption provisions under the Securities Act and the rules and regulations promulgated thereunder, or any other applicable securities laws.

4.13 Independent Due Diligence. In connection with the execution, delivery and performance of this Agreement and the transactions contemplated hereby, the Purchaser (a) is an informed and sophisticated participant and (b) has undertaken its own investigation and analysis of the business, properties and financial condition of the Business and has evaluated such documents and information provided to it by the Seller.

4.14 Brokers. If this Agreement is terminated prior to the Closing, neither the Seller nor the Company will be responsible for any brokerage, finder’s or other fee or commission to any broker, finder or investment banker in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Sponsor or any Affiliate of the Sponsor.

ARTICLE 5

CERTAIN COVENANTS AND AGREEMENTS

5.1 Certain Pre-Closing Restrictions. Except as set forth in Exhibit J hereto, as expressly contemplated hereby (including as contemplated by, or in furtherance of, the Restructuring), or as consented to in writing by the Purchaser, which consent shall not be unreasonably withheld, during the period commencing on the date hereof and ending on the Closing Date (the “Pre-Closing Period”), the Company and the Subsidiaries shall carry on the Business in the ordinary course of business consistent with past practice. Without limiting the generality of the foregoing, except as set forth in Exhibit J hereto, or, as expressly contemplated hereby (including as contemplated by, or in furtherance of, the Restructuring), of this Agreement, during the Pre-Closing Period, Seller agrees that neither the Company nor any Subsidiary shall do any of the following without the prior written consent of the Purchaser, which consent shall not be unreasonably withheld by the Purchaser:

(a) issue, sell, grant or pledge any shares in the share capital or other ownership interests of the Company or any rights, warrants or options to acquire, or other securities convertible into or exchangeable for, with or without additional consideration, any such shares or other ownership interests;

(b) issue, sell, grant or pledge any shares in the share capital or other ownership interests of any Subsidiary or any securities convertible into or exchangeable for, or any rights, warrants or options to acquire, with or without additional consideration, any such shares or other ownership interests (other than upon the exercise of options outstanding on the date hereof to acquire any shares in the share capital of any Subsidiary under its stock option plans);

(c) amend the Company Organizational Documents or the Subsidiary Organizational Documents;

(d) merge or consolidate (or enter into any similar business combination transaction) with any Person;

(e) sell, lease, license, assign, pledge, subject to a material Lien or otherwise dispose of or encumber any material properties or assets or rights of the Company or of any Subsidiary, including Intellectual Property, other than sales, leases, licenses, assignments, pledges, Liens, dispositions or encumbrances in the ordinary course of business consistent with past practice, sales of equipment and other assets not or no longer used or useful in the Business, or other sales of assets not exceeding US$250,000 in the aggregate;

(f) incur or assume any indebtedness for borrowed money or guarantee any such indebtedness of another Person, or amend the terms of any existing indebtedness, except, in either such case, for indebtedness under agreements in effect as of the date of this Agreement and indebtedness owed to the Seller, Affiliates of the Seller, the Company or a Subsidiary;

(g) make any changes in accounting methods, procedures, principles, policies or practices, except insofar as may be required by Applicable Law or GAAP;

(h) (i) enter into any material Contract outside the ordinary course of business consistent with past practice; (ii) terminate, amend, supplement or modify any Specified Contract, except for any of the foregoing that may be required by the terms of such Specified Contract or in the ordinary course of business consistent with past practice; or (iii) waive, release, cancel, allow to lapse, convey, encumber or otherwise transfer any material rights or claims under any Specified Contract;

(i) establish, adopt, enter into, materially amend or terminate any Business Benefit Plan that is sponsored by the Company or a Subsidiary as of the date of this Agreement (other than as may be required by the terms of an existing Business Benefit Plan or as may be required by Applicable Law);

(j) change or make any Tax elections, change any method of accounting with respect to Taxes, file any amended Tax Return, amend any material tax indemnity agreement, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment, or settle or compromise any Tax liability if such action would have the effect of increasing the Tax liability or decreasing any Tax attribute of the Company or any Subsidiary for any Post-Closing Period;

(k) (i) increase in the compensation or fringe benefits of any Business Employee (except for increases in salary or wages in the ordinary course of business consistent with past practice or the payment of accrued or earned but unpaid bonuses), (ii) grant any severance or termination fee, (iii) loan or advance any money or (iv) grant any equity or equity-based awards;

(l) settle or compromise any material Action, whether administrative, civil or criminal, in law or in equity, by or before any Governmental Authority;

(m) enter into any agreement with respect to any hedging, swap, forward, future or derivative transaction or option or similar agreement involving, or settled by reference to, one or more rates, currencies, commodities, equity or debt instruments or securities, or economic, financial or pricing indices or measures of economic, financial or pricing risk or value or any similar transaction or any combination of these transactions, except for agreements, transactions or options entered into in the ordinary course of business consistent with past practice;

(n) cancel any debts or waive any claims or rights of substantial value (including the cancellation, compromise, release or assignment of any Indebtedness owed to, or claims held by, the Company and any of the Subsidiaries), except for cancellations made or waivers granted in the ordinary course of business consistent with past practice, which, in the aggregate, are not material;

(o) repay, repurchase or otherwise make any payments in respect of any indebtedness, except for payments in the ordinary course of business consistent with past practice, scheduled payments of principal and interest or payments in respect of indebtedness owed to the Seller, Affiliates of the Seller, the Company or a Subsidiary; or

(p) commit, authorize or agree to do, as applicable, any of the foregoing.

5.2 Pre-Closing Structures.

(a) Prior to the Closing, the Seller shall take, or cause to be taken, all steps reasonably necessary to complete the transactions outlined on Exhibit K hereto (collectively, the “Restructuring”). The parties agree to cooperate in good faith to take all actions necessary to carry out such Restructuring that complies with Exhibit K hereto and the step-by-step plan adopted pursuant to the last sentence of this Section 5.2(a). In furtherance of the foregoing, (i) Purchaser agrees to cooperate in good faith with, and use its commercially reasonable efforts to assist, Seller in carrying out the Restructuring and (ii) Seller agrees not to take any action in connection with the Restructuring that has not either (A) been specifically set forth on Exhibit K hereto or (ii) been approved in writing by the Purchaser, such approval not to be unreasonably withheld. It is agreed that immediately after the date hereof, Purchaser and Seller will prepare a step-by-step plan that expands upon the outline set forth on Exhibit K in a manner reasonably acceptable to both parties.

(b) Prior to the Closing, the Purchaser shall take, or cause to be taken, all steps reasonably necessary to implement the Purchaser Pre-Closing Structure (collectively, the “Purchaser Restructuring”).

5.3 Delivery of Financial Statements. As soon as available, but no less than three (3) Business Days prior to the Closing, the Seller shall make available to the Purchaser copies of the unaudited combined balance sheet of the Business as of March 31, 2006 and the related unaudited combined statement of operations and statement of cash flows of the Business for the fiscal year ended March 31, 2006 (the “Unaudited Business Financial Statements”).

5.4 Access to Information. Upon reasonable notice, the Seller shall afford the Purchaser and its authorized representatives (including legal counsel and independent accountants) reasonable access during normal business hours (except as restricted by any applicable confidentiality obligations of the Seller, the Company and the Subsidiaries) to: (i) the relevant books and records of the Business in the possession or under the control of the Seller, and (ii) all other information concerning the Business as the Purchaser may reasonably request.

5.5 Consents.

(a) Subject to the terms hereof, the Parties shall cooperate in good faith and use their commercially reasonable efforts to, as promptly as practicable, obtain from any Governmental Authority or any other third party any consents, licenses, Permits, waivers, approvals, authorizations, or orders required to be obtained or made by any Party or any

Subsidiary in connection with the consummation of the transactions contemplated hereby (including any consents required (i) for the assignment and assumption of the rights and obligations pursuant to Section 6.9(a) hereof and (ii) to satisfy the condition set forth in Section 7.1(d) hereof.

(b) Without limiting the generality of the foregoing, the Parties shall, as promptly as practicable, (1) make all necessary filings, notifications, and thereafter make any other required submissions, with respect to this Agreement and the transactions contemplated hereby required under the HSR Act and any related governmental request thereunder, and any other Applicable Law designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (collectively together with the HSR Act, “Antitrust Laws”) and (2) respond to any government requests for information under any Antitrust Law, and use their commercially reasonable efforts to contest and resist any action, including any legislative, administrative or judicial action, and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) (an “Antitrust Order”) that restricts, prevents or prohibits the consummation of the transactions contemplated hereby under any Antitrust Law.

(c) The Parties shall cooperate in good faith with each other in connection with the making of any filings. The Parties shall furnish to each other all information required for any application or other filing to be made pursuant to any Applicable Law in connection with the transactions contemplated hereby.

(d) Following the Closing, the Parties shall cooperate in good faith fully to obtain any third party consents that are required in connection with the transactions contemplated hereby but which are not obtained prior to the Closing, provided that, until such consent is obtained, or, if such consent cannot be obtained, the Parties shall jointly procure that another solution is found which accomplishes the intended result.

5.6 Notification of Certain Matters.

(a) The Seller shall give prompt notice to the Purchaser of any breach (upon the Seller obtaining Knowledge thereof) of any representation or warranty made by the Seller in Article 3 hereof or any covenant, condition or agreement made by, to be complied with or satisfied by the Seller Parties under this Agreement, in each case, such that the conditions set forth in Sections 7.2(a) or 7.2(b) hereof would not be satisfied.

(b) The Purchaser shall give prompt notice to the Seller of any breach (upon the Purchaser obtaining Knowledge thereof) of any representation or warranty made by the Purchaser in Article 4 hereof or any covenant, condition or agreement made by, to be complied with or satisfied by it under this Agreement, in each case, such that the conditions set forth in Sections 7.3(a) or 7.3(b) hereof would not be satisfied.

5.7 Financing Commitments.

(a) The Purchaser shall use commercially reasonable efforts to fully satisfy, on a timely basis, all terms, conditions, representations and warranties set forth in the Debt Commitment Letter. The Purchaser will use commercially reasonable efforts to (i) enter into definitive agreements with respect to the financing contemplated by the Debt Commitment Letter on the terms and conditions set forth in the Debt Commitment Letter as soon as commercially reasonable and (ii) satisfy on a timely basis all the conditions to the disbursement of funds under such definitive agreements.

(b) The Purchaser shall keep the Seller informed in reasonable detail with respect to all material activity concerning the status of the financing contemplated by the Debt Commitment Letter including by providing copies of the drafts thereof to the Seller and shall furnish correct and complete copies of the definitive agreements to the Seller promptly upon their execution. Without limiting the foregoing, if at any time prior to the Closing, the Debt Commitment Letter shall expire or be terminated for any reason or any financing source that is a party to the Debt Commitment Letter notifies the Purchaser that such source no longer intends to provide financing to the Purchaser for its purchase of the Purchased Shares pursuant to this Agreement, the Purchaser agrees to notify the Seller as promptly as practicable, and to use its commercially reasonable efforts to obtain alternate financing on terms no less favorable in the aggregate to Purchaser than set forth in the Debt Commitment Letter; provided, however, that the Seller’s consent (not to be unreasonably withheld) shall be required as a condition to the Purchaser entering into any alternate financing arrangements. Nothing in this Agreement shall require Purchaser to obtain alternative financing arrangements on terms that are less favorable in the aggregate than the terms set forth in the Debt Commitment Letter. The Purchaser shall not amend, alter or waive, or agree to amend, alter or waive, the Debt Commitment Letter in any manner that would be less favorable to the Purchaser, the Company and the Subsidiaries or to increase the amounts to be borrowed thereunder. If the Purchaser amends, alters or waives, or agrees to amend, alter or waive, the Debt Commitment Letter in any material respect, the Purchaser agrees to notify the Seller and provide copies of the amended or altered agreements or waivers relating thereto to the Seller as promptly as practicable.

(c) The Seller Parties agree, and shall cause the Company, the Subsidiaries and their respective Representatives to provide the Purchaser with such cooperation in connection with the arrangement of the financing contemplated by the Debt Commitment Letter as may be reasonably requested by the Purchaser, including, without limitation, by: (i) providing direct contact between prospective lenders and the officers and directors of the Company and the Subsidiaries, (ii) providing assistance in preparation of confidential information memoranda (including execution and delivery of a customary representation letter) and other materials to be used in connection with obtaining financing contemplated by the Commitment Letters and all information (including financial information) customarily contained therein, (iii) providing assistance in the preparation for, and participating in, meetings, due diligence sessions and similar presentations to and with, among others, prospective lenders, investors and rating agencies, (iv) entering into a loan agreement and related documents (including pledge and security documents) and (v) executing and delivering customary certificates, legal opinions or other documents reasonably requested by the Purchaser (including a certificate of the chief financial officer of the Company with respect to solvency matters) and otherwise reasonably facilitating the pledging of collateral contemplated by the Debt Commitment Letter and (vi) providing the financial statements and other information necessary for the satisfaction of the obligations and conditions set forth in the Debt Commitment Letter within the time periods required thereby in order to permit a Closing Date on or prior to the Termination Date (which obligation shall not include providing any audited financial statements; provided, however, that neither the Seller Parties nor any Subsidiary shall (i) be required to pay any commitment or other similar fee, (ii) have any liability or obligation under any loan agreement and related documents except, solely in the case of the Company and the Subsidiaries, unless and until the Closing occurs, or (iii) incur any other liability in connection with the financing contemplated by the Commitment Letters.

(d) The Purchaser shall, promptly upon request by the Seller, reimburse the Seller for all reasonable out-of-pocket costs incurred by the Seller Parties and any Subsidiary in connection with such cooperation.

5.8 Seller Insurance Policies.

(a) The Seller shall maintain in effect for six (6) years after the Closing (the “Insurance Coverage Period”) each Insurance Policy maintained by the Seller providing coverage to the Company and the Subsidiaries that are “claims made basis” policies with respect to all matters, incidents, acts or events occurring prior to the Closing, regardless of whether a claim is made under such policy or policies prior to or after Closing (“Seller Insurance Policies”).

(b) To the extent requested by Purchaser, the Seller and its Affiliates shall use their reasonable best efforts to ensure that the Company and the Subsidiaries shall continue to have coverage under each of the Seller Insurance Policies in accordance with the terms and conditions thereof until the Closing Date. In the case of any Seller Insurance Policy that is a “claims made basis” policy, from the Closing Date until the end of the Insurance Coverage Period, and in the case of any Seller Insurance Policy that is an “occurrence basis” policy, after the Closing Date, the Seller and its Affiliates will use their reasonable best efforts to assist the Company and the Subsidiaries in asserting claims for any loss, liability or damage suffered by any Company or Subsidiary after the Closing with respect to any matter, incident, act or event occurring prior to the Closing. At least thirty (30) days prior to the Closing, Seller shall make available to Purchaser copies of all of the Seller Insurance Policies.

5.9 Notification of Certain Pre-Closing Actions. To the extent reasonably practicable, the Seller shall inform the Purchaser in writing of, and afford the Purchaser the opportunity to discuss with the Seller, any action to be taken by the Seller, the Company or any Subsidiary prior to the Closing Date that would be reasonably likely to increase the cost to the Purchaser, any Purchaser Subsidiary, the Company or any Subsidiary after the Closing Date of making distributions from, or repurchasing shares with respect to, any subsidiary of Purchaser that is organized in India.

5.10 Uncollectible Receivables.

(a) In connection with determination of the post-Closing Purchase Price adjustments pursuant to Section 2.4 hereof, the Purchaser and Seller will cooperate in good faith to determine (i) all accounts receivable of the Business that are outstanding on the Closing Date and (ii) the Annualized Revenues.

(b) If the Outstanding Receivables Balance exceeds the Target Receivables Balance, the Purchaser shall have the right, but not the obligation, to require the Seller to purchase all, but not less than all, of the Outstanding Receivables for a purchase price equal to the excess of the Outstanding Receivables Balance over the Target Receivables Balance (the “Receivables Price”). The Purchaser’s exercise of such right shall be by written notice to the Seller (the “Receivables Election Notice”), which shall be given as soon as practicable (but in no event later than sixty (60) days) after the twelve (12) month anniversary of the Closing Date. The Receivables Election Notice shall include details of the Outstanding Receivables (including appropriate receivables aging information), specify the Outstanding Receivables Balance, and be accompanied by information and documentation sufficient to document such amounts. Notwithstanding anything in this Agreement to the contrary, if Purchaser does not elect to sell the Outstanding Receivables to the Seller, this Section 5.10 shall terminate and not have any further force or effect.

(c) The Seller shall have thirty (30) days after the date of submission of the Receivables Election Notice to review the calculation of the Outstanding Receivables Balance. Within such 30-day period, the Seller shall notify the Purchaser in writing of any objections to the calculation of the Outstanding Receivables Balance. If the Seller does not notify the Purchaser of any objections within such 30-day period, the calculation of the Outstanding Receivables Balance will be considered final, and for all purposes under this Agreement will be the Outstanding Receivables Balance.

(d) If the Seller objects to the calculation of the Outstanding Receivables Balance in accordance with Section 5.10(a) above, the Seller and the Purchaser shall cooperate in good faith with each other and negotiate in good faith to resolve any disputed items during the period of thirty (30) days following the date on which the objection notice is given by the Seller to the Purchaser (the “Receivables Negotiation Period”). If the Seller and the Purchaser mutually resolve all disputed items, the calculation of the Outstanding Receivables Balance will be adjusted as so agreed, and as so adjusted, will be considered final, and for all purposes under this Agreement will be the Outstanding Receivables Balance.

(e) If the Seller and the Purchaser do not resolve all disputed items during the Receivables Negotiation Period, then the Seller and the Purchaser will engage, by mutual agreement, an independent auditor from one of the “Big Four” accounting firms (excluding the firms regularly used by the Sponsor, the Business or the Seller) or, if no such firm is available for or agrees to the engagement within fifteen (15) days after the end of the Receivables Negotiation Period, another third party who is an expert in accounting matters and unaffiliated with the Sponsor, the Business and the Seller (the “Receivables Independent Auditor”) to resolve any remaining disputes and determine the Outstanding Receivables Balance. In the absence of mutual agreement on the selection of a Receivables Independent Auditor within thirty (30) days after the end of the Receivables Negotiation Period, either the Seller or the Purchaser may request that the Receivables Independent Auditor be appointed by the AAA in accordance with applicable rules of the AAA. The decision of the Receivables Independent Auditor shall be final and binding on the Parties. The fees and expenses of the Receivables Independent Auditor will be borne equally by the Purchaser and the Seller.

(f) Within three (3) Business Days after the Outstanding Receivables Balance is finally determined in accordance with Sections 5.10(c), 5.10(d), or 5.10(e) hereof, if the Outstanding Receivables Balance exceeds the Target Receivables Balance, the Seller shall pay the Receivables Price to the Purchaser by wire transfer of immediately available funds to an account or accounts specified in writing by the Purchaser, and the Purchaser shall deliver to the Seller a bill of sale in form reasonably acceptable to both parties to evidence the sale of the Outstanding Receivables to the Seller.

(g) Following the Closing, the Purchaser will cause the Company and the Subsidiaries to diligently pursue the payment of all accounts receivables that are outstanding as of the Closing Date, consistent with the ordinary course conduct of the Business prior to the Closing. Following the sale and purchase of the Outstanding Receivables hereunder, the Company and the Subsidiaries shall continue to diligently pursue the payment of all Outstanding Receivables on behalf of the Seller, but shall provide for payment thereof directly to such account or accounts as the Seller shall specify. Should the Purchaser or any of its subsidiaries receive any payments on account of any of the Outstanding Receivables, such payments shall be received in trust for the Seller, and shall promptly be paid over to the Seller.

(h) All amounts determined pursuant to this Section 5.10 shall be as calculated under GAAP applied on a basis consistent with the preparation of the Audited Business Financial Statements.

(i) For purposes of this Agreement, the following terms shall have the indicated meanings:

(i) “Annualized Revenues” means (x) the aggregate revenues of the Business for the three (3) full calendar months immediately preceding the Closing Date multiplied by (y) four (4);

(ii) “Outstanding Receivable” means an account receivable of the Business that is outstanding as of the Closing Date, to the extent it remains unpaid as of the close of business on the twelve (12) month anniversary of the Closing Date;

(iii) “Outstanding Receivables Balance” means the aggregate face value of the Outstanding Receivables; and

(iv) “Target Receivables Balance” means 1.93% of the Annualized Revenues.

ARTICLE 6

ADDITIONAL AGREEMENTS

6.1 Employee Benefits.

(a) For a period of one (1) year after the Closing Date, the Purchaser shall cause the Company and the Subsidiaries to provide then-active Business Employees who continue to be employed by the Company and the Subsidiaries following the Closing (“Transferred Employees”) with salary, employee benefits and incentive compensation opportunities (other than with respect to compensation or benefits under any equity-based plan, retiree medical or defined benefit pension plan), that are comparable in the aggregate to those provided to them immediately prior to the Closing. Nothing herein shall be deemed to be a guarantee of employment for any Transferred Employee.

(b) Transferred Employees shall receive credit for all purposes (including for purposes of eligibility to participate, vesting and benefit accrual, but excluding benefit accruals under any defined benefit pension plan) under employee benefit plans established, maintained or contributed to by the Purchaser, the Company or any Subsidiary in which Transferred Employees are eligible to participate on or after the Closing Date (collectively, “Purchaser Plans”) to the same extent recognized under Business Benefit Plans that provide similar benefits immediately prior to the Closing; provided, however, that such crediting of service shall not operate to duplicate any benefit or the funding of any such benefit. The Purchaser Plans shall credit Transferred Employees for service accrued or deemed accrued on or prior to the Closing Date with the Company and the relevant Subsidiary to the same extent recognized under the comparable Business Benefit Plan; provided, however, that such crediting of service shall not operate to duplicate any benefit or the funding of any such benefit.

(c) With respect to welfare benefit plans, programs and arrangements maintained, sponsored or contributed to by the Purchaser, the Company or any Subsidiary in which Transferred Employees may become eligible to participate during the one-year period following the Closing Date (collectively, “Purchaser Welfare Benefit Plans”), the Purchaser shall (i) waive, or use commercially reasonable efforts to cause the applicable insurance carrier to waive, all limitations as to preexisting and at-work conditions, if any, with respect to participation and coverage requirements applicable to active Transferred Employees to the same extent waived under corresponding Business Benefit Plans immediately prior to the Closing, and (ii) use commercially reasonable efforts to cause eligible expenses incurred by Transferred Employees and their covered dependents under Business Benefit Plans during the plan year in which such individuals move to a corresponding Purchaser Welfare Benefit Plan to be taken into account under the Purchaser Welfare Benefit Plans for purposes of satisfying applicable deductible, coinsurance and maximum out-of-pocket requirements as if such amounts had been paid in accordance with the Purchaser Welfare Benefit Plans.

(d) The Purchaser also intends to apply the foregoing principles with regard to then-active, non-U.S. employees who continue to be employed by the Company and the Subsidiaries following the Closing in accordance with Applicable Law in non-U.S. jurisdictions.

(e) The Purchaser and the Seller acknowledge and agree that all provisions contained in this Section 6.1 are included for the sole benefit of the Purchaser and the Seller and shall not create (i) any right in any other Person, including, without limitation, any Business Employee, any Transferred Employee, any participant in any plans or any beneficiary thereof or (ii) any right to continued employment with the Purchaser, the Company or any Subsidiary.

6.2 Use of Flextronics Trademark. The Purchaser hereby acknowledges and agrees that nothing in this Agreement shall operate as an agreement to transfer (nor shall this Agreement effectively transfer) any right, title, or interest in any trademark, trade name, house mark or company name to the extent it contains or consists of the word “Flextronics” (or any confusingly or substantially similar word) or in any mark or logo in which the word “Flextronics” (or any confusingly or substantially similar word) appears in any form or in which the Flextronics symbol (or any confusingly or substantially similar symbol) is used (collectively, the “Flextronics Marks”) and agrees that:

(a) as promptly as possible, but in any event, within sixty (60) days after the Closing Date: (i) the domain names and web addresses used by the Company and the Subsidiaries will be changed so that they do not contain or consist of the word “Flextronics” (or any confusingly or substantially similar word) and (ii) all necessary filings with relevant registration authorities or third parties for the change of the name of any Subsidiary so that they do not contain the word “Flextronics” (or any confusingly or substantially similar word) will be filed; and

(b) as promptly as possible, but in any event, within ninety (90) days after the Closing Date,

(i) all manuals, drawings and standards or any other documents displayed to the public or made available to any third party bearing in any way the Flextronics Marks will be destroyed or returned to the Seller;

(ii) all sales literature and other promotional material bearing the Flextronics Mark and from which such Flextronics Mark cannot be removed, will be destroyed or returned to the Seller;

(iii) any remaining inventory of forms, products or any related packaging, advertising or similar matter bearing the Flextronics Marks in the possession or control, upon the Closing, of the Purchaser, the Company or any Subsidiary, from which such Flextronics Marks cannot be removed, will be destroyed or returned to the Seller; and

(iv) the Flextronics Marks will be removed from all signage and other assets whatsoever used by the Company or any Subsidiary and to the extent the Flextronics Marks cannot be so removed, the signage and other assets will no longer be used.

(c) For sixty (60) days after Closing, the Seller shall display on its website a mutually-agreeable link to the website of the Business designated by the Purchaser.

(d) For two-hundred and seventy (270) days after Closing, the Seller shall redirect all access to www.flextronicssoftware.com to the Company’s newly established website.

(e) The provisions of this Section 6.2 shall not prevent the Purchaser from making neutral, non-trademark use of the term “Flextronics” after Closing to describe the history of the Company or as otherwise required by Applicable Law.

6.3 Transition Services.

(a) IT and other General Services. To the extent that as of the date hereof, the Seller (or an applicable member of the Seller Group) provides information technology services or other services to the Business, if requested by the Purchaser, the Seller (or the applicable member of the Seller Group) will provide such services, including those generally identified in Part (a) of Exhibit M hereto, to the Business following the Closing on mutually agreeable terms and conditions to be negotiated in good faith between the Purchaser and the Seller; provided that (i) with respect to services identified in Part (a) of Exhibit M, the terms of service and compensation will be as set forth therein, and (ii) with respect to other services, (A) compensation will be equal to the provider’s costs, and (B) no Person will be obligated to provide any such services for more than 12 months following the Closing. The terms and conditions so agreed to shall be reflected in a transition services agreement between the parties (the “Transition Services Agreement”).

(b) Shared Licenses. As of the date hereof, certain third-party software or systems applications and other Intellectual Property, including, without limitation, those listed in Part (b) of Exhibit M hereto and any other licenses that are used in connection with the provision of services contemplated by Section 6.3(a) above, are used by one or more members of the Seller Group, on the one hand, and one or more of the Company and the Subsidiaries, on the other hand, under shared licensing arrangements (the “Shared Licenses”). To the extent that the Purchaser, the Company or any Subsidiary have not been able to obtain separate licensing arrangements to permit the conduct of its business in a manner consistent with past practice, following the Closing, the relevant licensee under a Shared License will, to the fullest extent permitted under such Shared License, continue to make available to the Purchaser or relevant member of the Purchaser Group, and permit the Purchaser or relevant member of the Purchaser Group to use, in a manner consistent with past practice, the Intellectual Property covered by the relevant Shared License on mutually agreeable terms and conditions to be negotiated in good faith between the Seller and the Purchaser and to be contained in the Transition Services Agreement; provided that Shared Licenses identified in Part (b) of Exhibit M shall be made available for the periods and compensation set forth therein and all other Shared Licenses shall be made available at compensation equal to a pro rata amount of the provider’s costs. In the event a Shared License does not permit such use by all applicable parties, the parties hereto shall cooperate in good faith on a mutually-agreeable resolution. Each party to a Shared License agrees to use reasonable efforts to support the process to negotiate and obtain separate licenses in respect of the Intellectual Property covered by the Shared License.

(c) Shared Facilities.

(i) The applicable members of the Seller Group will license, lease, sublease or otherwise make available to the applicable Subsidiary space currently used by Business Employees at the facilities indicated in Part (c) of Exhibit M hereto (the “Shared Facilities”) on a back-to-back basis, relative to the terms and conditions under which the members of the Seller Group use the Shared Facilities pursuant to mutually satisfactory documentation to be agreed upon in good faith by the Seller and the Purchaser (the “Facilities Leases”). The Subsidiaries shall pay as rent under such Facility Leases their pro rata share of the Seller Group member’s costs. If requested by the Purchaser prior to the Closing, the Seller and the Purchaser will also cooperate in good faith to identify facilities related services (such as janitorial, grounds maintenance, building security services, real estate management, electrical and communications services and similar related services) to be provided by the applicable member of the Seller Group to the Subsidiaries, and to agree on mutually satisfactory terms and conditions relating to the provision thereof, provided that they shall provide for compensation equal to the applicable member of the Seller Group’s costs. The Shared Facilities will be made available to the Subsidiaries for such terms as are set forth in Part (c) of Exhibit M (the “Transitional Terms”), or as are otherwise mutually agreed by the parties; provided, however, that the Facilities Leases shall permit the applicable member of the Seller Group to sell or otherwise vacate the Shared Facilities without restriction, except that reasonable prior notice will be given to the applicable Subsidiary.

(ii) With respect to Shared Facilities used by Flextronics Software South Africa (Pty) Ltd., if requested by the Purchaser, which request shall be made no later than 60 days following expiration of the applicable Transitional Term, the Seller shall negotiate with the Purchaser in good faith to agree on mutually agreeable terms and conditions for the lease of such Shared Facilities to the applicable Subsidiaries following the applicable Transitional Term.

(d) Following the date hereof, the Purchaser and the Seller will cooperate to agree on the applicable Subsidiary or other subsidiary of the Purchaser to which Business Employees that are employed by a member of the Seller Group on or after the date of this Agreement will be transferred on or prior to the Closing Date. If as of the close of business on the Closing Date any of such Business Employees have not been so transferred to Purchaser or a subsidiary of Purchaser (including the Subsidiaries), then to the extent permitted by Applicable Law, and on such terms and conditions as the Seller and the Purchaser shall mutually agree (to be reflected in a consulting agreement (the “Consulting Agreement”), such Business Employee shall continue to be employed by the Seller Group and the Seller Group shall make such Business Employee available to the Purchaser and its subsidiaries on a consultant or similar basis until the earlier of 120 days following the Closing and such time as such Business Employees are respectively transferred to the Purchaser or a subsidiary of the Purchaser. The Purchaser and the applicable subsidiary of the Purchaser shall be jointly and severally liable for, and shall fully reimburse the Seller for, all costs associated with the Seller Group’s employment of each Business Employee, including for compensation and benefits; provided, however, that if any Business Employee employed by the Seller Group does not perform services on a substantially exclusive basis for the Purchaser and its subsidiaries, such costs shall be borne entirely by the Seller Group.

(e) For a period of three (3) years from the Closing Date, the Seller shall provide to the Purchaser such information and data relating to the Business prior to the Closing, including, but not limited to, the information and data specified in Part (e) of Exhibit M and, to the extent available, reasonable access to and cooperation of knowledgeable employees of the Seller Group (including the individuals indicated in Part (e) of Exhibit M), as applicable, and their successors (if any); provided such information, data and access are reasonably required by the Purchaser for a legitimate business reason and its provision would not violate any Applicable Law or confidentiality agreement to which the Seller or any of its subsidiaries is bound or any attorney-client or similar privilege to which any of them is entitled. The Seller may refuse to provide information, data or access hereunder if any of the Purchaser or its subsidiaries on the one hand and the Seller and its subsidiaries on the other hand are adverse parties in a litigation and such information, data or access is the subject matter of such litigation.

6.4 Non-Competition; No Solicitation.

(a) In order that Purchaser may have and enjoy the full benefit of the Business, Seller agrees that for a period of three (3) years from the Closing Date, Seller and its subsidiaries collectively will not, without the express written approval of Purchaser, engage in or otherwise have a material direct or indirect equity interest in any Competing Business. For purposes of this Section 6.4(a), a business shall be deemed to be a “Competing Business” if it is engaged in the business of designing, developing, customizing, integrating, marketing, selling or otherwise distributing software products or providing related maintenance, consulting and other related services on a stand-alone basis, as conducted by the Company and the Subsidiaries on the date of this Agreement. A business shall be deemed not to be a “Competing Business” if the design, development, customization, integration, marketing, sale and distribution of software products and the provision of related maintenance, consulting and other services on a stand-alone basis contribute less than $10,000,000 of the annual revenues of all such businesses. Notwithstanding the foregoing, neither Seller nor its subsidiaries shall be precluded from or be in violation of this Section 6.4(a) by virtue of:

(i) engaging in any business or activity engaged in by any of them as of the date of this Agreement other than the Business (collectively, the “Retained Businesses”), which include, without limitation:

(1) designing, developing, customizing, integrating, using, or marketing, selling or otherwise distributing software, including software products designed or developed by third parties, as a secondary component of or in conjunction with and directly related to other products or hardware design or EMS services sold or to be sold by any of them, whether on a contract design, CDM or ODM basis; or

(2) providing maintenance, consulting or other related services in connection with any software marketed, sold or otherwise distributed as contemplated in clause (1) above;

(ii) having a passive investment representing less than 5% of the equity of any entity that is engaged in a Competing Business; or

(iii) engaging in or otherwise having a material direct or indirect equity interest in any Competing Business engaged in by the Seller or any of its subsidiaries as a result of the Seller or its subsidiaries being acquired, whether by means of a stock or asset purchase, merger or other transaction, by any Person that is engaged directly or indirectly in a Competing Business prior to such acquisition.

Notwithstanding the foregoing, the provisions of this Section 6.4(a) shall not restrict Seller or any of its subsidiaries from acquiring and operating any Competing Business so long as Seller or such subsidiary divests all or a portion of the Competing Business within one (1) year of such transaction such that an acquisition by Seller or such subsidiary of the retained portion of the Competing Business would not violate this Section 6.4(a).

(b) For a period of three (3) years after the Closing Date, the Seller shall not, and shall cause each of its subsidiaries not to (and shall not encourage or assist any of its Affiliates to), without the prior written consent of the Purchaser, directly or indirectly solicit to hire or hire (or cause or seek to cause to leave the employ of the Company or any Subsidiary) any

Transferred Employee, unless such Transferred Employee ceased to be an employee of the Company or any Subsidiary prior to such action by the Seller or its subsidiaries. Notwithstanding the foregoing, the restrictions set forth in this Section 6.4(b) shall not apply to (i) generalized solicitations by the Seller or its subsidiaries by use of advertising or which are not specifically targeted at such Transferred Employees or (ii) any Person who is hired by the Seller or its subsidiaries as a result of actions required to be taken by it or its subsidiaries in order to comply with Applicable Law.

(c) For a period of three (3) years after the Closing Date, each of the Purchaser, the Company and the Subsidiaries shall not, and shall cause each of its subsidiaries not to (and shall not encourage or assist any of its Affiliates to), without the prior written consent of the Seller, directly or indirectly solicit to hire or hire (or cause or seek to cause to leave the employ of the Seller or any of its subsidiaries) any Person that it or they know to be employed by the Seller or any of its subsidiaries as of the Closing Date, unless such Person ceased to be an employee of the Seller or any of its subsidiaries prior to such action by the Purchaser, the Company or the relevant Subsidiary or its subsidiaries, as applicable. Notwithstanding the foregoing, the restrictions set forth in this Section 6.4(c) shall not apply to (i) generalized solicitations by the Purchaser, the Company or the relevant Subsidiary or its subsidiaries by use of advertising or which are not specifically targeted at such Transferred Employees or (ii) any Person who is hired by the Purchaser, the Company or the relevant Subsidiary or its subsidiaries as a result of actions required to be taken by it or its subsidiaries in order to comply with Applicable Law.

6.5 Confidentiality.

(a) The Seller shall not, and shall ensure that none of its Affiliates will, for a period of two (2) years after the Closing Date, disclose to any third Person any information of a confidential nature relating to the Business or to the Company and the Subsidiaries. The Purchaser shall not, and shall ensure that none of its Affiliates will, for a period of two (2) years after the Closing Date, disclose to any third Person any information of a confidential nature relating to the Seller or any member of the Seller Group made available or delivered to the Purchaser or its Representatives by Seller or its Affiliates or their Representatives. The obligation of the Parties under this Section 6.5(a) shall not apply to any of the following: (i) disclosure of such confidential information required by Applicable Law or applicable stock exchange rules; provided that the non-disclosing Party shall have prompt notice of any such requirement and the disclosing Party will cooperate in good faith with the non-disclosing Party at the non-disclosing Party’s expense in any attempt to obtain a protective order or similar treatment; (ii) disclosure of such confidential information to the disclosing party’s professional advisors who have been made aware of the confidential nature of such information; (iii) disclosure of such confidential information for the purpose of defending any claim against the other party under this Agreement or enforcing its rights hereunder or in connection with any tax proceeding; or (iv) disclosure of such confidential information which is obtained from a legitimate third-party source not known to the receiving party to be under a confidential obligation with respect thereto or that is or comes into the public domain other than as a result of the breach by the disclosing party of this Section 6.5(a).

(b) The Parties acknowledge and agree that all information about the Seller, the Company, the Subsidiaries and the Business that has been made available or delivered to the Purchaser or its Representatives prior to the date hereof, and all such information that is made available or delivered to the Purchaser or its Representatives on or after the date hereof, is and will remain subject to the Confidentiality Agreement, which the Parties agree shall continue in full force and effect after the date hereof in accordance with its terms. For purposes of this Agreement, the term “Representatives” shall have the meaning ascribed to such term in the Confidentiality Agreement.

6.6 Publicity and Other Communications. No Party shall issue any press release, public announcement or other public circular or notice concerning this Agreement or the transactions contemplated hereby (including, in the case of the Purchaser and its Affiliates, any communications to or regarding the Business Employees, or customers or suppliers of the Business), without obtaining the prior written approval of the other Parties (which approval will not be unreasonably withheld or delayed), unless in the reasonable judgment of the party intending to make such issuance, disclosure is otherwise required by Applicable Law or by the rules of any stock exchange on which such party or its Affiliate’s securities are listed, provided that, to the extent permitted by Applicable Law or such rules, the party intending to make such release or announcement shall use its commercially reasonable efforts consistent with such Applicable Law and rules to consult with the other Parties with respect to the text thereof. The Purchaser and its Affiliates shall not otherwise communicate with Business Employees or customers or suppliers of the Business, without obtaining the prior approval of the Seller (which approval will not be unreasonably withheld or delayed); provided, however, that this restriction shall not restrict the Purchaser from communicating with senior management of the Business.

6.7 Director Resignation. On or prior to the Closing Date, the Company and the Subsidiaries shall obtain the written resignation of the directors of the Company and the Subsidiaries requested by the Purchaser.

6.8 Termination of Affiliate Contracts and Intercompany Balances. Except as set forth on Exhibit N hereto, (a) the Seller shall cause each Affiliate Contract and all non-trade loans, notes, advances, receivables and payables between the Company and its Subsidiaries, on the one hand, and the Seller Group, on the other hand, to be terminated (for no consideration) as of the Closing Date, and (b) with effect from the Closing, neither the Company nor any Subsidiary, on the one hand, nor the Seller Group, on the other hand, shall have any obligation or liability to the other in respect of any such terminated Affiliate Contract or any non-trade loans, notes, advances, receivables and payables between them (which for the avoidance of doubt, shall not include payables or receivables in respect of the contracts and other items listed on Exhibit N hereto or reimbursements to the Seller Group for costs and expenses of Business Employees that are employed by a Seller Group member).

6.9 Assignment and Assumption and Certain Post-Closing Matters.

(a) With effect from the Closing, the Seller (or the applicable member of the Seller Group) shall transfer and assign to the Purchaser, and the Purchaser shall assume and agree to discharge and perform, as and when due, the rights and obligations of the applicable member of the Seller Group described on Exhibit O hereto, and as provided in Section 5.5(d)

hereof, the Parties shall cooperate in good faith fully to obtain any third party consents that are required in connection with the transfers, assignments and assumptions contemplated by this Section 6.9(a) but which are not obtained prior to the Closing, provided that, until such consent is obtained, or, if such consent cannot be obtained, the Parties shall jointly procure that another solution is found which accomplishes the intended result.

(b) Except as expressly set forth in this Agreement, if it is determined following the Closing that:

(i) any Business Assets have been retained by the Seller or any of its subsidiaries, the Seller shall, or shall cause its subsidiaries to, assign, transfer, convey and delivery such Business Assets to the Purchaser, the Company or the relevant Subsidiary; and

(ii) any Business Liabilities have been retained by the Seller or any member of the Seller Group, the Purchaser shall, or shall cause the Company or the relevant Subsidiary to, assume, pay, perform and discharge when due any and all such Business Liabilities.

(c) Following the Closing, each Party shall, and shall cause their respective subsidiaries to use reasonable best efforts to obtain or make, or to cause to be obtained or made, any consent, approval, permit, order or authorization of, or registration, declaration, notice or filing with, any Governmental Authority so that, in any case, the Purchaser, the Company or the Subsidiaries shall be solely responsible for Business Assets and Business Liabilities from and after the Closing Date.

(d) The Parties acknowledge and agree that it is desirable that the Seller Business Guarantees listed on Exhibit P be terminated or amended no later than the Closing Date, so that the issuer thereof shall be fully and unconditionally released from any and all liabilities and obligations under such Seller Business Guarantee in respect of any liability or obligation of the Company or any Subsidiary or the Business. The Purchaser and the Seller shall each use commercially reasonable efforts to take such actions as are necessary to cause each Seller Business Guarantee to be so terminated or amended no later than the Closing Date. If, following the date hereof, it is determined that any other Seller Business Guarantee is as of the date hereof in effect, the Purchaser and the Seller shall each use commercially reasonable efforts to cause such Seller Business Guarantee to be terminated or amended so that the issuer thereof shall be fully and unconditionally released in respect of any liabilities or obligations of the Company or any Subsidiary or the Business. In the event that any Seller Business Guarantee is not terminated or amended to provide for a full and unconditional release, Purchaser shall indemnify and hold harmless any such issuer from and against any Losses arising under any Seller Business Guarantee and relating to liabilities and obligations of the Company and its Subsidiaries (which shall include any amounts drawn under such Seller Business Guarantee in respect of the guaranteed obligations of the Business). For purposes of this Agreement, (i) “Seller Business Guarantee” means any guaranty, letter of credit, indemnity or contribution agreement or other similar agreement or arrangement under which the Seller or any member of the Seller Group guarantees or otherwise assures payment of, any actual or potential liability or obligation of the Company or any Subsidiary or the Business and (ii) “Seller Business Guarantee Beneficiary”

means the party in favor of whom or which the relevant Seller Business Guarantee has been issued.

(e) Following the Closing, upon reasonable notice, the Parties shall provide each other such financial and other related data and information relating to the Business that is reasonably available and in its possession as is reasonably requested by the other Party and reasonably necessary in order for such other Party to prepare required financial statements and reports or filings, including Tax Returns, to be provided to any third party or filed with any Governmental Authority or for other similar purposes. Any information owned by a party that is provided to a requesting party pursuant to this Section 6.9(e) shall be deemed to remain the property of the providing party. Unless specifically set forth in this Agreement, nothing contained in this Agreement shall be construed as granting or conferring rights of license or otherwise in any such information. No Party shall have any liability to any other Party in the event that any information exchanged or provided pursuant to this Section 6.9(e) is found to be inaccurate.

6.10 Further Assurances. From and after the date hereof, and continuing after the Closing Date (except with respect to items that are waived at the Closing), the Parties shall cooperate in good faith with each other, and execute such other documents and take, and cause to be taken such other actions as may be required to effect the transactions contemplated hereby.

ARTICLE 7

CONDITIONS TO CLOSING

7.1 Conditions to Obligations of Each Party. The respective obligations of each Party to consummate the transactions contemplated hereby shall be subject to the satisfaction on or prior to the Closing Date of the following conditions:

(a) HSR Act Waiting Periods. If applicable to the transactions contemplated hereby, the waiting period (and any extensions thereof) under the HSR Act shall have expired or been terminated.

(b) Governmental Approvals. Other than as provided in Section 7.1(a) above, all material authorizations, consents, orders or approvals of, or declarations or filings with any Governmental Authority that are required to be obtained or made prior to the Closing, including with respect to applicable foreign Antitrust Law and including those matters set forth on Exhibit Q, in connection with the consummation of the transactions contemplated hereby shall have been obtained.

(c) No Restraints. There shall not be in effect any material order, stay, decree, judgment or injunction (preliminary or permanent) issued by any Governmental Authority which, and there shall not be pending any material action or proceeding in which any Governmental Authority of competent jurisdiction seeks to, make the transactions contemplated hereby illegal or otherwise restrain in any material respect or prohibit consummation of the transactions contemplated hereby.

(d) Customer Consents. Consents under material Contracts with the parties listed on Exhibit R hereto that are required in connection with the transactions contemplated hereby shall have been obtained in a manner reasonably satisfactory to the Seller and the Purchaser.

7.2 Additional Conditions to Obligations of the Purchaser. The obligations of the Purchaser to consummate the transactions contemplated hereby shall be subject to the satisfaction on or prior to the Closing Date of each of the following additional conditions, any of which may be waived in writing by the Purchaser:

(a) Representations and Warranties. (i) The representations and warranties of the Seller set forth in Sections 3.3, 3.4, 3.6, and 3.25 in Article 3 shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on the Closing Date (other than those made as of a specified date, which shall be true and correct in all respects as of such specified date); and (ii) the other representations and warranties of the Seller in Article 3 hereof shall be true and correct in all respects (without giving effect to any limitation on any representation or warranty indicated by the words “Material Adverse Effect,” “in all material respects,” “in any material respect,” “material” or “materially”) as of the date of this Agreement and as of the Closing Date as though made on the Closing Date (other than those made as of a specified date, which shall be true and correct in all respects as of such specified date), except where the failure of any such representations and warranties to be so true and correct would not be reasonably likely to result in a Business Material Adverse Effect or a Seller Material Adverse Effect.

(b) Performance of Obligations of the Seller Parties. The Seller Parties shall have performed in all material respects all of their respective obligations and have complied in all material respects with all of their respective covenants set forth in this Agreement to be performed or complied with on or prior to the Closing Date.

(c) Financing. The Purchaser shall have received the proceeds from the debt financing contemplated in the Debt Commitment Letter on the terms and conditions set forth in the Debt Commitment Letter or upon terms and conditions which are, in the reasonable judgment of Purchaser, substantially equivalent thereto.

(d) Certificate. The Purchaser shall have received a certificate of the Seller, dated as of the Closing Date, executed on behalf of the Seller by an authorized signatory (which signatory shall not be an employee, director or officer of the Company or any Subsidiary of the Company following the Closing), to the effect that the conditions specified in paragraphs 7.2(a) and 7.2(b) above have been satisfied.

(e) No Business Material Adverse Effect. There shall not have occurred a Business Material Adverse Effect or any change, event, circumstance, occurrence, condition or development that is reasonably likely to result in a Business Material Adverse Effect.

7.3 Additional Conditions to Obligations of the Seller Parties. The obligations of the Seller Parties to consummate the transactions contemplated hereby shall be subject to the satisfaction on or prior to the Closing Date of each of the following additional conditions, any of which may be waived in writing by the Seller:

(a) Representations and Warranties. (i) The representations and warranties of the Purchaser set forth in Sections 4.1, 4.2, 4.4 and 4.7 in Article 4 shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on the Closing Date (other than those made as of a specified date, which shall be true and correct in all respects as of such specified date); and (ii) the other representations and warranties of the Seller in Article 4 hereof shall be true and correct in all respects (without giving effect to any limitation on any representation or warranty indicated by the words “Material Adverse Effect,” “in all material respects,” “in any material respect,” “material” or “materially”) as of the date of this Agreement and on and as of the Closing Date as though made on the Closing Date (other than those made as of a specified date, which shall be true and correct in all respects as of such specified date), except where the failure of any such representations and warranties to be so true and correct would not be reasonably likely to result in a Purchaser Material Adverse Effect.

(b) Performance of Obligations of the Purchaser. The Purchaser shall have performed in all material respects all of its obligations and have complied in all material respects with all of its covenants set forth in this Agreement to be performed or complied with on or prior to the Closing Date.

(c) Certificate. The Seller shall have received a certificate of the Purchaser, dated as of the Closing Date, executed on behalf of the Purchaser by an authorized signatory, to the effect that the conditions specified in paragraphs 7.3(a) and 7.3(b) above have been satisfied.

ARTICLE 8

TERMINATION

8.1 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by mutual written consent of the Purchaser and the Seller;

(b) by the Purchaser, by written notice delivered to the Seller if (i) there is a material breach of the representations and warranties made by the Seller in Article 3 hereof or (ii) there is a material breach of any covenant or obligation of the Seller Parties under this Agreement and such breach has not been cured within thirty (30) Business Days after written notice of such breach is given to the Seller, and notwithstanding that the Purchaser may have breached the representations and warranties in Article 4 hereof or any covenant or obligation of the Purchaser under this Agreement;

(c) by the Seller, by written notice delivered to the Purchaser if (i) there is a material breach of the representations and warranties made by the Purchaser in Article 4 hereof or (ii) there is a material breach of any covenant or obligation of the Purchaser under this Agreement and such breach has not been cured within thirty (30) Business Days after written notice of such breach is given to the Purchaser, and notwithstanding that the Seller may have breached the representations and warranties in Article 3 hereof or any covenant or obligation of the Seller under this Agreement; or

(d) by either the Seller or the Purchaser, by written notice delivered to the other, if the Closing has not occurred on or prior to the following date, as applicable (the “Termination Date”): (i) July 31, 2006 or (ii) if the Closing has not occurred on or prior to July 31, 2006 solely because a condition set forth in Section 7.1(a) or 7.1(b) hereof has not been satisfied, September 30, 2006; provided, however, that neither the Purchaser nor the Seller shall be entitled to terminate this Agreement pursuant to this Section 8.1(d) if it has breached any provisions of this Agreement and such breach results in a failure to satisfy the conditions set forth in Article 7 hereof or otherwise has prevented the consummation of the transactions contemplated hereby on or prior to the applicable Termination Date.

The party desiring to terminate this Agreement pursuant to Sections 8.1(b) through 8.1(d) shall give written notice of such termination to the other party in accordance with Section 11.5 hereof, specifying the provision hereof pursuant to which such termination is effected.

8.2 Effect of Termination. If this Agreement is terminated pursuant to Section 8.1 hereof, this Agreement will forthwith become null and void and shall be of no further force or effect, with no liability on the part of any Party, except that this Section 8.2 and each of Section 6.5, Section 6.6 and Article 11 hereof shall survive any such termination and no termination of this Agreement will relieve any Party from liability for any breach of this Agreement occurring prior to such termination, or for the breach of any provision hereof that expressly survives the termination of this Agreement. Purchaser agrees that, if the Seller shall terminate this Agreement pursuant to Section 8.1(c), or if this Agreement is terminated pursuant to Section 8.1(b) hereof and at the time of such termination either (i) the Seller was entitled to terminate this Agreement pursuant to Section 8.1(c) hereof or (ii) Purchaser was in material breach of its representations and warranties or covenants or obligations under this Agreement, which breach was not reasonably capable of being cured within thirty (30) days, then Purchaser shall pay to Seller a fee of US$32,215,000 (the “Termination Fee”) in immediately available funds no later than two (2) business days after such termination by the Seller. Notwithstanding anything to the contrary in this Agreement, Seller’s right to receive payment of the Termination Fee pursuant to this Section 8.2 or the guarantee thereof pursuant to the Guarantee shall be the sole and exclusive remedy of the Seller and its Affiliates against the Purchaser, the Guarantor or any of their respective Affiliates, stockholders, partners, members, directors, officers or agents for any loss or damage suffered as a result of the breach of any representation, warranty or covenant or agreement contained in this Agreement by Purchaser and the failure of the transactions contemplated herein to be consummated, and upon payment of the Termination Fee in accordance with this Section 8.2, none of the Purchaser or the Guarantor or any of their respective Affiliates, stockholders, partners, members, directors, officers or agents, as the case may be, shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement; provided, however; that following such termination, Purchaser will remain responsible for any breach of Section 6.5 and Section 6.6 of this Agreement. This Section 8.2 shall not affect the rights and remedies of the Parties following the Closing.

ARTICLE 9

INDEMNIFICATION

9.1 Survival of Claims. The representations and warranties of the Seller and the Purchaser contained in this Agreement shall survive the Closing for twelve (12) months, except that (i) the representations and warranties set forth in Section 3.13 shall survive until ninety (90) days after the expiration of the applicable statute of limitations (taking into account extensions of such statute) and (ii) the representations and warranties set forth in Sections 3.3, 3.6(a), 3.9, 4.1, 4.4 and 4.7 of this Agreement shall survive the Closing without limitation (as applicable, the “Indemnification Expiration Date”). For the avoidance of doubt, the expiration of the applicable survival periods shall not affect the Indemnitee’s rights under any claim made prior to such expiration.

9.2 Indemnity by the Seller. Following the Closing, the Seller shall indemnify, defend and hold harmless the Purchaser and its Affiliates (other than the Company and the Subsidiaries) and their directors, officers and employees (collectively, the “Purchaser Indemnified Parties”) from and against all Losses that a Purchaser Indemnified Party may incur or suffer (“Purchaser Losses”) which arise or result from: (a) any breach of the representations and warranties made by the Seller in Article 3 hereof (without regard to any materiality or Business Material Adverse Effect qualifier therein); (b) any breach by a Seller Party of any of its covenants, agreements or obligations to be performed prior to the Closing or any breach by the Seller of any of its covenants, agreements or obligations to be performed after the Closing; (c) any obligation to pay retention bonuses to Business Employees under any contract, plan or other arrangement entered into or adopted by the Company or a Subsidiary prior to the date hereof or by a member of the Seller Group; (d) (i) any obligation to make payment at an exit price of 725.00 Indian rupees per equity share in exchange for the equity shares of FSS India that are validly tendered on or prior to August 10, 2006 pursuant to the pending public tender offer for the equity shares of FSS India and (ii) any costs incurred up to a per share amount of 725.00 Indian rupees prior to the second anniversary of the Closing Date in connection with the purchase of the equity shares of FSS India owned as of the date of this Agreement by the Person identified on Exhibit S hereto (whether or not such shares are held by such Person at the time of purchase); (e) (i) any Taxes of the Company and the Subsidiaries with respect to all Pre-Closing Tax Periods (other than Taxes taken into account in calculating Closing Net Working Capital), (ii) any Taxes of any member (other than the Company and the Subsidiaries) of an affiliated, consolidated, combined or unitary group of which the Company or any of the Subsidiaries was a member on or prior to the Closing Date imposed upon the Company or any of the Subsidiaries, including pursuant to Treasury Regulation section 1.1502-6 or any analogous similar state, local or foreign law or regulation, and (iii) any Taxes of any person (other than the Company and the Subsidiaries) imposed on the Company or any of the Subsidiaries as a transferee or successor, by contract or otherwise, which Taxes in the case of this clause (iii) relate to an event or transaction occurring or contract entered into before the Closing or (f) Taxes imposed on the Company or any of the Subsidiaries as a result of the Restructuring. The Seller shall pay the Purchaser for Taxes that are the responsibility of the Seller pursuant to this Section 9.2(e) no later than one (1) day prior to the date such Taxes are required to be paid by the Purchaser, the Company or the Subsidiary and Purchaser shall provide as soon as reasonably practicable, but in any event within thirty (30) days, to Seller reasonable proof of the remittance of such funds by Seller to the applicable Governmental Authority. Seller shall have no liability for Taxes in this Section 9.2 if the Seller was not notified by Purchaser of a claim prior to ninety (90) days after the expiration of the applicable statute of limitations (taking into account extensions of such statute). Notwithstanding anything to the contrary, the Seller shall not be liable for any Taxes incurred in connection with the Purchaser Requested Transaction; provided, that Seller shall be liable for Taxes incurred in connection with the Purchaser Requested Transaction if any of the India Conditions are not satisfied as of the Closing.

9.3 Indemnity by the Purchaser and the Company. Following the Closing, subject to Section 9.10 hereof, the Purchaser and the Company, jointly and severally, shall indemnify, defend and hold harmless the Seller and its Affiliates and their directors, officers and employees (collectively, the “Seller Indemnified Parties”) from and against all Losses that a Seller Indemnified Party may incur or suffer (“Seller Losses”) which arise or result from: (a) any breach of the representations and warranties made by the Purchaser in Article 4 hereof (without regard to any materiality or Purchaser Material Adverse Effect qualifier therein); (b) any breach by the Purchaser of any of its covenants, agreements or obligations to be performed prior to the Closing or any breach by the Purchaser, the Company or any Subsidiary of any of their covenants, agreements or obligations to be performed after the Closing; (c) the obligations of Flextronics International Asia Pacific Limited, a company organized and existing under the laws of Mauritius (“FIAP”), to purchase the remaining shares in Flextronics Design Limited under Section 2.2 of the Acquisition Agreement, dated as of July 28, 2004, among FIAP, Flextronics Design Limited (f/k/a Deccanet Designs Limited), Mr. Venkata Rajendran, and certain other shareholders party thereto, as heretofore amended; (d) any other obligation assumed by the Purchaser, the Company or a Subsidiary pursuant to Section 6.9 hereof; (e) any additional tax owed by U.S. Seller resulting from any transaction engaged in by the Purchased U.S. Companies not in the ordinary course of business occurring on the Closing Date after the purchase of the Purchased U.S. Companies contemplated by this Agreement (other than any transaction contemplated by this Agreement); (f) payments by any member of the Seller Group, the Company or any Subsidiary after March 31, 2006 and on or prior to the Closing in respect of the obligations described on Exhibit O hereto (without limiting the Purchaser’s obligations under Section 6.9(a) hereof); or (g) the use by the Company or any Subsidiary of the Flextronics Marks following the Closing (including under Section 6.2(d) hereof).

9.4 Timing of Claims. No claim for indemnification under Section 9.2(a) or 9.3(a) and no claim for indemnification under Section 9.2(b) or 9.3(b) in respect of any covenant, agreement or obligation to be fully performed or complied with prior to the Closing may be brought by any party after the Indemnification Expiration Date (which in the cases of such claims for indemnification under Section 9.2(b) or Section 9.3(b) in respect of any covenant, agreement or obligation to be fully performed or complied with prior to the Closing hereof shall mean twelve (12) months following the Closing Date), except that any such claim that complies with the applicable provisions of this Article 9 and which is made prior to the Indemnification Expiration Date of such 12-month period, as applicable, shall survive the Indemnification Expiration Date until resolved in accordance with this Article 9.

9.5 Certain Limitations as to Amounts of Recovery.

(a) Thresholds. With respect only to matters described in Section 9.2(a) (other than with respect to a breach of the representations set forth in Section 3.13) or 9.3(a), except in the case of claims for fraud, no Purchaser Indemnified Party shall be entitled to indemnification with respect to such matters, except to the extent that (i) Purchaser Losses in respect of a single claim (or a series of claims arising from the same underlying facts) exceeds US$100,000 and (ii) the aggregate amount of all Purchaser Losses in respect of which the Purchaser Indemnified Parties are entitled to indemnification with respect to such matters exceeds an aggregate threshold of US$9,500,000 (the “Indemnity Threshold”), and in such case, the Purchaser Indemnified Parties shall be entitled to recover the amount of such claims only in excess of the

Indemnity Threshold. With respect to matters described in Section 9.2(e) and 9.2(a) (but only with respect to a breach of the representations set forth in Section 3.13), except in the case of claims for fraud, no Purchaser Indemnified Party shall be entitled to indemnification with respect to such matters, except to the extent that (i) Purchaser Losses in respect of a single claim (or a series of claims arising from the same underlying facts) exceeds US$100,000 and (ii) the aggregate amount of all Purchaser Losses in respect of which the Purchaser Indemnified Parties are entitled to indemnification with respect to such matters exceeds an aggregate threshold of US$5,000,000 (the “Tax Indemnity Threshold”), and in such case, the Purchaser Indemnified Parties shall be entitled to recover the amount of such claims only in excess of the Tax Indemnity Threshold. Notwithstanding the foregoing, this Section 9.5(a) shall not apply to a claim for indemnification with respect to the matters identified on Exhibit T hereto.

(b) Aggregate Cap. With respect only to matters described in Section 9.2(a) or 9.3(a), except in the case of claims for fraud and Tax claims, the aggregate liability of the Seller Indemnifying Party under this Article 9 shall in no event exceed US$125,000,000.

(c) Tax Savings. Any amount which would be recoverable by any Person under this Article 9 shall be reduced (or if applicable, reimbursed to the applicable Indemnifying Party) to the extent of the aggregate cash benefits (in the form of actual reductions in taxes payable) realized by the Person entitled to such recovery (and/or its affiliates) as a result of the deduction of the Purchaser Loss or the Seller Loss, as applicable, in connection with all tax returns filed prior to the later of (i) resolution of the claim in which the recovery is sought and (ii) two years following the Closing Date.

9.6 Procedure for Indemnification. If any Person entitled to indemnification pursuant to Sections 9.2 or 9.3 hereof (the “Indemnitee”) receives notice from a third party of any matter that may give rise to a claim for indemnification pursuant to Sections 9.2 or 9.3 hereof, the procedure set forth below shall be followed:

(a) Notice. The Indemnitee shall give to the Indemnifying Party written notice of any claim, suit, judgment or matter for which indemnity may be sought under Sections 9.2 or 9.3 hereof (a “Claim Notice”), promptly but in any event within twenty (20) Business Days after the Indemnitee receives notice thereof; provided, however, that any delay in the Indemnitee’s delivery of a Claim Notice to the Indemnifying Party shall not prejudice the Indemnitee’s right to receive indemnification unless, and then only to the extent that, such delay prejudices the Indemnifying Party’s ability to mitigate or otherwise minimize the Losses or to contest such claim. The Claim Notice shall set forth the amount (or a reasonable estimate, if then practicable) of the Losses suffered, or which may be suffered, by the Indemnitee. The Indemnitee shall also furnish to the Indemnifying Party such information (in reasonable detail) it may have with respect to the claim (including copies of any summons, complaint or other pleading that may have been served on it and any written claim, demand, invoice, billing or other document evidencing or asserting the same).

(b) Defense of a Claim. The Indemnifying Party shall have the right to assume the defense or otherwise control the handling of any claim, suit, judgment or matter for which indemnity is sought. If the Indemnifying Party elects to assume and control the defense, (i) the Indemnitee shall have the right to employ counsel separate from counsel employed by the

Indemnifying Party in any such action and to participate in the defense thereof, but at its sole cost and expense; and (ii) without the prior written consent of the Indemnitee, which consent shall not be unreasonably withheld or delayed, the Indemnifying Party will not consent to the entry of any judgment or enter into any settlement with respect to any matter which does not include a release of the Indemnitee from all liability with respect thereto. If the Indemnifying Party does not assume the defense of any claim, suit, judgment or matter for which indemnity is sought, the Indemnitee will not consent to the entry of any judgment or enter into any settlement with respect thereto without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld or delayed. So long as there is no actual or reasonably anticipated conflict between the Indemnitee and the Indemnifying Party, the parties shall cooperate in good faith in the defense of any such claim or litigation and each shall make available all books and records which are relevant in connection with such claim or litigation.

9.7 Claims Between the Purchaser and the Seller. Any claim for indemnification under this Agreement which does not result from the assertion of a claim by a third party shall be asserted by written notice given by the Indemnitee to the Indemnifying Party promptly but in any event within twenty (20) Business Days after the Indemnitee discovers any matter that may give rise to a claim for indemnification under this Agreement; provided, however, that any delay in the Indemnitee’s delivery of such written notice shall not prejudice the Indemnitee’s right to receive indemnification unless, and then only to the extent that, such delay prejudices the Indemnifying Party’s ability to mitigate or otherwise minimize the Losses or to contest such claim. The Indemnifying Party shall have a period of twenty (20) Business Days within which to respond in writing thereto. If the Indemnifying Party does not respond in writing within such twenty (20) business-day period, the Indemnifying Party shall be deemed to have accepted responsibility for the matter underlying such claim, and shall have no further right to contest the validity of such claim.

9.8 Adjustment to Purchase Price. All amounts paid by the Parties under this Article 9 shall, to the extent permitted by Applicable Law, be treated as adjustments to the Purchase Price for all purposes (including Tax purposes).

9.9 Exclusive Remedy. After the Closing Date, the indemnification provisions of this Article 9 shall be the sole and exclusive remedy of the parties for any breach of the obligations, covenants, agreements, representations and warranties set forth in this Agreement, or for any other claims or causes of actions arising out of, relating to or in connection with the transactions contemplated hereby or thereby, whether based upon breach of contract, tort or otherwise, and each party hereby irrevocably waives all statutory, common law and other claims with respect thereto (other than in the case of fraud).

9.10 Limitation of Punitive Damages. No Party shall be responsible for any punitive damages other than Losses relating to punitive damages awarded to third parties.

ARTICLE 10

TAX MATTERS

10.1 Filing of Tax Returns.

(a) Other than as described in Section 10.1(b) the Purchaser shall prepare or cause to be prepared and file or cause to be filed all Tax Returns for the Company and the Subsidiaries that are required to be filed after the Closing Date. Tax Returns that relate to Pre-Closing Tax Periods (including Tax Returns described in Section 10.1(b) below) shall be prepared on a basis consistent with the last previous similar Tax Return to the extent consistent with Applicable Law. The Purchaser shall permit the Seller to review and comment on each such Tax Return described in the preceding sentence (excluding Tax Returns described in Section 10.1(b) below) prior to filing and shall make such revisions to such Tax Returns as are reasonably requested by the Seller.

(b) For all tax periods ending on or before the Closing Date, U.S. Seller shall cause the Purchased U.S. Companies to join in U.S. Seller’s consolidated federal income tax return. U.S. Seller shall prepare or cause to be prepared and file or cause to be filed its U.S. consolidated federal income Tax Return for all Pre-Closing Tax Periods.

10.2 Tax Proceedings

(a) The Seller shall have the right to represent the Company’s or any Subsidiary’s interests in any Tax audit or administrative or court proceeding relating to any Tax covered by Section 9.2(e) (other than as provided in Section 10.2(b) and 10.2(c)) and to employ counsel of its choice; provided that if the results of such Tax audit or proceeding could reasonably be expected to materially adversely affect the liability for Taxes of the Purchaser, the Company or any Subsidiary for any Post-Closing Tax Period, then the Seller and the Purchaser shall jointly control the defense and settlement of such Tax audit or proceeding and each party shall cooperate in good faith with the other party at its own expense and there shall be no settlement or closing or other agreement with respect thereto without the consent of the other party, which consent will not be unreasonably withheld. The Seller shall promptly notify the Purchaser if it decides not to control the defense or settlement of any such Tax audit or administrative or court proceeding and the Purchaser thereupon shall be permitted to defend and settle such Tax audit or proceeding.

(b) With respect to any Straddle Period of the Company or any Subsidiary (other than as provided in Section 10.2(c)), the Purchaser and the Seller shall jointly control the defense and settlement of any Tax audit or administrative or court proceeding relating to any Tax covered by Section 9.2(e) and each party shall cooperate in good faith with the other party at its own expense and there shall be no settlement or closing or other agreement with respect thereto without the consent of the other party, which consent will not be unreasonably withheld.

(c) The U.S. Seller shall control any audit of its U.S. federal consolidated income Tax Return for any year ending on or before the Closing Date or any Straddle Period of the Purchased U.S. Companies. The U.S. Seller shall not settle such audit in a manner that would materially adversely affect the liability for Taxes of the Purchased U.S. Companies after the

Closing Date without prior written consent of the Purchaser, which consent shall not be unreasonably withheld.

10.3 Allocation of Taxes (Straddle Period). Taxes attributable to a Straddle Period of the Company or a Subsidiary, shall be apportioned to the Pre-Closing Tax Period and Post-Closing Tax Period by means of a closing of the books and records of the Company or Subsidiary as of the close of business on the Closing Date and, to the extent not susceptible to such allocation, by apportionment on the basis of elapsed days unless such Tax is transaction based (such as sales, transfer and other similar Taxes) in which case such Tax shall be apportioned to the Pre-Closing Tax Period or Post-Closing Tax Period in which the related transaction occurred/occurs.

10.4 338 Elections. The Purchaser may, in its discretion, make an election under section 338 of the Code with respect to the acquisition of any or all of the Company and the Subsidiaries; provided, however, that (i) the Purchaser shall indemnify the Seller for any increase in Taxes to the Seller as a result of such election and (ii) the Seller shall not be liable under any provision of this Agreement (including but not limited to Articles 9 or 10 hereof) for any Taxes or indemnification relating to Taxes to the Company or the Subsidiaries resulting from such election.

10.5 Refunds and Tax Benefits.

(a) Any Tax refunds (including amounts credited against Taxes) that are received by the Purchaser or any of its subsidiaries (i) with respect to Pre-Closing Tax Periods (other than Tax refunds taken into account in calculating Closing Net Working Capital) or (ii) for any withholding or deduction of Taxes pursuant to Section 2.6 hereof shall be for the account of the Seller (but, in the case of clause (ii) above, only to the extent such withholding or deduction of Taxes reduced the Purchase Price paid to Seller or any of its subsidiaries or if Seller had indemnified Purchaser or any of its subsidiaries for such withholding or deduction). Notwithstanding the foregoing, the Seller shall not be entitled to Tax refunds under clause (i) of this Section 10.5 except to the extent that the aggregate amount of Tax refunds with respect to Pre-Closing Tax Periods exceeds an aggregate threshold of US$5,000,000, and, in such case, the Seller shall be entitled to Tax refunds only in excess of US$5,000,000; provided that this sentence shall not apply to Tax refunds of Taxes for which Seller has previously indemnified Purchaser under this Agreement.

(b) Any tax refund that otherwise would be for the account of Purchaser under this Section 10.5 (other than Tax refunds taken into account in calculating Closing Net Working Capital ) (i) shall, to the extent Tax indemnity claims have been previously paid by Seller under this Agreement (and not offset by Tax refunds under this Section 10.5), be paid to Seller; and (ii) to the extent of any refunds to which (i) is not applicable, shall be treated as an offset against future Tax indemnity claims made by Purchaser to Seller under this Agreement.

10.6 Straddle Period or Pre-Closing Tax Periods. None of Purchaser, Company, any Subsidiary or any Affiliate shall amend a Tax Return relating to a Pre-Closing Tax Period or a Straddle Period if such amendment shall adversely impact the Seller or any of its Affiliates or cause a claim for indemnification or increase an indemnification claim under any provision of this Agreement (including but not limited to Articles 9 or 10 hereof) unless such amendment is required by Applicable Law. None of the Purchaser, the Company, any Subsidiary or any Affiliate shall agree to settle any audit, claim or Action for Taxes relating to a Post-Closing Tax Period on any basis that would materially aversely affect the liability for Taxes of Seller (including as a result of an indemnity obligation under this Agreement with respect to Taxes) for a Pre-Closing Tax Period unless Seller has provided its prior written consent to such settlement, which consent shall not be unreasonably withheld.

10.7 Cooperation on Tax Matters. The Purchaser and the Seller agree that following the Closing they will (i) provide each other, upon request, with any assistance that may reasonably be requested by any of them in connection with the preparation of any Tax Return, or audit or other examination or proceeding by any Governmental Authority relating to liability for Taxes in respect of any period prior to the Closing Date, (ii) provide each other, upon request, with any records or other information in their respective possession that may be relevant to any such Tax Return, audit, examination or proceeding, (iii) provide each other with any final determination of any such audit, examination, or proceeding that affects any amount required to be shown on any Tax Return of the other for any period, and (iv) provide each other, upon request, with reasonable assistance in connection with any request to or filing with any Governmental Authority or any other Person that seeks to mitigate, reduce or eliminate any Tax that could be imposed on any party in connection with the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, the Purchaser shall cause the Company and the Subsidiaries to retain, until the applicable statutes of limitations (including any extensions) have expired, copies of all records or information that may be relevant to Tax Returns.

10.8 Purchase Price Allocation. The Seller and the Purchaser agree to determine the portion of the Purchase Price to be allocated among the Purchased Shares within 30 days prior to the Closing Date. If the parties are unable to agree to such allocation by such time, the parties agree to submit the matter to the Independent Auditor for resolution. The parties will share equally the fees and expenses of the Independent Auditor.

10.9 Other Consolidated Tax Matters

(a) Any Tax-sharing agreement to which the Company or any Subsidiary is a party (other than any Tax-sharing agreement the only parties to which are the Company or any Subsidiary) shall automatically terminate as of the Closing Date and thereafter shall have no further effect for any taxable year.

(b) U.S. Seller shall include the income of the Purchased U.S. Companies (including any deferred items triggered into income by Treasury Regulation Section 1.1502-13 and any excess loss account taken into income under Treasury Regulation Section 1.1502-19) on U.S. Seller’s consolidated federal income Tax Return for all Tax periods through the end of the Closing Date and pay any federal Income Taxes attributable to such income. The Purchased U.S. Companies shall furnish Tax information to U.S. Seller for the period that includes the Closing Date in accordance with each of the Purchased U.S. Companies’ past custom and practice. The income of the Purchased U.S. Companies shall be apportioned to the Pre-Closing Period and the Post-Closing Period based on a closing of the books and records of the Purchased U.S. Companies in accordance with Section 10.3.

10.10 FSS India. Prior to Closing, pursuant to written directions from the Purchaser, Seller will cause FSS India to file an election, under applicable law, to change its current fiscal year end to June 30, 2006.

ARTICLE 11

MISCELLANEOUS

11.1 Fees and Expenses. Except as otherwise expressly set forth in Section 8.2 hereof, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be borne by the Party incurring such fees and expenses, whether or not the Closing takes place.

11.2 Transaction Taxes. All transfer, documentary, sales, use, stamp, registration and similar Taxes and all conveyance fees, recording charges and other similar fees and charges incurred in connection with the consummation of the transactions contemplated by this Agreement shall be borne 50% by Purchaser and 50% by Seller.

11.3 Amendments. This Agreement may be amended only by an instrument in writing that is signed on behalf of each Party.

11.4 Waivers. Any waiver of any provision of this Agreement, including any waiver of any condition set forth in Article 7 hereof, on the part of a party hereto shall be valid only if set forth in a written instrument signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement shall not constitute a waiver of such rights.

11.5 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly delivered (i) two (2) Business Days after being sent, for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, or (ii) on the date of confirmation of transmission by the sender’s facsimile machine (or, the first Business Day following such receipt if the date of such receipt is not a Business Day) of transmission by facsimile, in each case addressed to the intended recipient as set forth below:

(a) if to the Purchaser (or to the Company after the Closing) to:

Software Development Group

c/o Kohlberg Kravis Roberts & Co. L.P.

2800 Sand Hill Road, Suite 200

Menlo Park, California 94025

Attn: Adam H. Clammer

Fax: (650) 233-6548

Tel: (650) 233-6560

with a copy to (which shall not constitute notice hereunder):

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Attn: Sean Rodgers, Esq.

Fax: (212) 455-2502

Tel: (212) 455-2000

(b) if to the Seller (or to the Company prior to the Closing) to:

Flextronics International Ltd.

One Marina Boulevard

#28-00 Singapore 018989

Attn: Chief Financial Officer

(65) 6890 7188

with a copy to (which shall not constitute notice hereunder):

Flextronics International USA, Inc.

305 Interlocken Parkway

Broomfield, CO 80021

Attn: General Counsel

Fax: (303) 927-4513

with a copy to (which shall not constitute notice hereunder):

Curtis, Mallet-Prevost, Colt & Mosle LLP

101 Park Avenue New

York, NY U.S.A. 10178

Facsimile No.: (212) 697-1559

Attention: Jeffrey N. Ostrager, Esq. and Valarie A. Hing, Esq.

Any Party may change the address to which notices and other communications hereunder are to be delivered by giving the other Parties notice in the manner set forth in this Section 11.5.

11.6 Entire Agreement. This Agreement (including the Seller Disclosure Schedule accompanying this Agreement and the Exhibits hereto), together with the Confidentiality Agreement and the Guarantee, constitute the entire agreement among the Parties and the Sponsor and supersede any prior understandings, agreements or representations by or among the Parties and the Sponsor, or any of them, written or oral, with respect to the subject matter hereof.

11.7 No Other Representations. In connection with the execution, delivery and performance of this Agreement and the transactions contemplated hereby: (a) no Party makes or has made any representation or warranty of any kind whatsoever other than those expressly made by such Party in Articles 3 or 4, as applicable, of this Agreement, and no such representation or warranty shall be implied and (b) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to any party or any of its Representatives are not and shall not be deemed to be or to include representations or warranties unless any such materials or information is the subject of any express representation or warranty set forth in Articles 3 or 4 of this Agreement.

11.8 No Third Party Beneficiaries. Except for any rights or remedies conferred upon any Purchaser Indemnified Party or any Seller Indemnified Party under Article 9 hereof, this Agreement is not intended, and shall not be deemed, to confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.

11.9 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by any of the Parties without the prior written consent of the other Parties, and any such assignment without such prior written consent shall be null and void; provided, however, that no such assignment shall release the Purchaser from any of its liabilities or obligations under this Agreement. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and permitted assigns.

11.10 Severability. If any provision of this Agreement is determined to be invalid, illegal or unenforceable, such determination shall not affect the validity, legality or enforceability of the remaining provisions hereof, and the Parties agree to amend this Agreement so as to replace such invalid, illegal or unenforceable provision with a valid, legal and enforceable provision that will achieve, to the maximum extent possible, the economic, business and other purposes of such invalid, illegal or unenforceable provision.

11.11 Counterparts and Signature. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original but all of which together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. This Agreement may be executed and delivered by facsimile transmission.

11.12 Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York, without giving effect to any conflict of law provision or rule that would result in the application of laws of any other jurisdiction.

11.13 Submission to Jurisdiction. Each of the parties hereby agrees that any action or proceeding arising out of this Agreement or the transactions contemplated hereby shall be brought in the federal or state courts sitting in the County of New York, in the City of New York, New York, and each of the parties hereby consents to submit itself to the personal jurisdiction of such courts in any such action or proceeding, and hereby waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other party with respect thereto.

11.14 Service of Process. Any party hereto may make service on another party by sending or delivering a copy of the process to the party to be served in the manner provided for the giving of notices in Section 11.5 hereof, provided that this Section 11.14 shall not affect the right of any party to serve legal process in any other manner permitted by law.

11.15 Waiver of Jury Trial. EACH PARTY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM

ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

11.16 Remedies Cumulative. Subject to the limitations and restrictions in this Agreement, any and all remedies available hereunder to a party will be deemed to be cumulative, and the exercise of one will not preclude the exercise of any other.

11.17 Schedules. The disclosure of any matter in any section of the Seller Disclosure Schedule shall be deemed to be a disclosure for purposes of any other section of Article III to the extent that the relevancy of any disclosure to any such other section of Article III is reasonably apparent. Any disclosure of any matter in the Seller Disclosure Schedule shall expressly not be deemed to constitute an admission by the Seller or to otherwise imply, that any such matter is material for purposes of this Agreement.

[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first written above.

FLEXTRONICS INTERNATIONAL LTD.

By:	/s/ Manny Marimuthu
Name:	Manny Marimuthu
Title:	Authorized Signatory

SOFTWARE DEVELOPMENT GROUP

By:	/s/ Adam Clammer
Name:	Adam Clammer
Title:	President

SARAS SOFTWARE SYSTEMS LTD.

By:	/s/ Donald H. Standley
Name:	Donald H. Standley
Title:	Sr. Vice President

[Signature Page to the Share Purchase Agreement]

EXHIBIT H

Term Sheet for Shareholders Agreement

Parties:	Software Development Group, a Cayman Islands company (the “Company”), certain affiliates of Kohlberg Kravis Roberts & Co. L.P., which shall own in the aggregate approximately 83% of the outstanding Company Shares (together with their successors, assigns and transferees, collectively, “KKR”), and Flextronics International Ltd. or its designated Wholly-Owned Subsidiary (which refers to a subsidiary of which at least 90% of the issued and outstanding capital stock is owned directly or indirectly by Flextronics) (“Flextronics”).

Voting Rights:	One vote per common share of the Company, par value U.S.$0.001 per share (the “Company Shares”); no class voting rights. At the time of Closing under the Share Purchase Agreement, Company Shares shall be the only issued and outstanding shares of capital stock of the Company. All Company Shares beneficially owned by the parties, whether now or hereafter acquired, shall be subject to the terms and conditions of the Shareholders Agreement.

Limitations on Transfer:

Except for Permitted Transfers or transfers pursuant to the Tag-Along Rights, Drag-Along Rights and piggyback registration rights described below, no transfer of Company Shares by Flextronics will be permitted for a period starting on the closing and ending on the earlier of (i) two years after the date of the Shareholders Agreement and (ii) a Qualified Public Offering (to be defined as a public offering (whether in the United States or outside the United States) resulting in at least (A) 30% of the outstanding Company Shares having been issued in a public offering (including all preceding public offerings) or (B) gross proceeds to the Company of $300 million (including the gross proceeds from all preceding public offerings)).

After a QPO, all Limitations on Transfer under the Shareholders Agreement shall terminate and any transferee following a QPO is not required to become a party to and agree to be bound by the terms of the Shareholders Agreement; provided, however, that

Flextronics’s right to Board representation (as described below) shall not be transferable (other than to Permitted Transferees, but excluding pledgees) without KKR’s consent.

After two years and before a QPO, transfers of the Company Shares will be subject to a Right of First Refusal; provided that after five years, if the Company Shares are publicly traded, transfers will only be subject to a Right of First Offer and only in connection with sales other than pursuant to Rule 144 or in the public market.

After two years and before the earlier of five years and a QPO, no transfers will be permitted by way of a public distribution, including pursuant to Rule 144.

All transferees (other than Permitted Transferees) shall be reasonably acceptable to KKR and any transferee shall become a party to and agree to be bound by the terms of the Shareholders Agreement, it being understood that KKR may not withhold consent unless the transferee is a direct competitor or a customer of the Company; provided that after five years, if the Company Shares are publicly traded, KKR’s consent shall not be required in connection with sales under Rule 144 or in the public market and any transferee in connection with such sales is not required to become a party to and agree to be bound by the terms of the Shareholders Agreement.

Under no circumstances shall Flextronics’s rights to Board representation (as described below) be transferable (other than to Permitted Transferees, but excluding pledgees) without KKR’s consent.

“Permitted Transfers” shall include (A) (i) transfers to affiliates of KKR, (ii) transfers to a Wholly-Owned Subsidiary of Flextronics International Ltd. and (iii) transfers to any successor of Flextronics by merger or reorganization or similar transaction or by operation of law; provided that any such permitted transferee shall become a party to and agree to be bound by the terms of the Shareholders Agreement, and (B) pledges to financial institutions; provided that upon foreclosure, such pledgee shall become a party to and agree to be bound by the terms of the Shareholders Agreement).

In the event that Flextronics transfers at least 1% of

the Company Shares originally held by it to a single person, all rights of Flextronics under the Shareholders Agreement shall be transferred to such person; provided, however, that Flextronics’s right to Board representation and preemptive rights (each as described below) shall not be transferable (other than to Permitted Transferees (other than pledgees)) without KKR’s consent.

In the event that the Company issues Company Shares for per share consideration which exceeds the per share consideration originally paid by KKR and Flextronics, and such shares are subject to limitations on transfer that are less restrictive than those to which Flextronics’ Company Shares are subject under the Shareholders Agreement, the limitations on transfer on Flextronics’ shares shall be modified to be no more restrictive than the limitations on transfer of such newly issued shares; provided that the foregoing shall not apply with respect to issuances made pursuant to a public offering or to Company employees or directors.

Preemptive Rights on Certain Issuances:	If the Company or any of its subsidiaries proposes to issue to KKR or any of its affiliates (other than directors, employees and consultants of the Company in their capacities as such and in the ordinary course of business and not for capital raising purposes) for cash or other consideration additional equity (whether common shares or other equity, including options or convertible debt), then Flextronics will have the right to purchase for cash (based on the fair market value of any non-cash consideration) on the same terms as KKR or its affiliates its pro rata portion of such equity (based on ownership). Flextronics will be required to exercise its preemptive rights upon ten (10) business days’ notice by the Company that the Company (or its subsidiary) is issuing additional equity to KKR or its affiliates. Without limiting the foregoing, Flextronics shall have a Right of First Offer in the event the Company proposes to issue to a third party other than KKR for cash or other consideration equity ranking senior to the Company Shares; provided that Flextronics must exercise such right within seven days of its receipt of such offer.

Tag-Along Rights:

For any proposed transfer by KKR or its affiliates of Company Shares other than to an affiliate, in a public offering for which Flextronics has piggyback registration rights, or in an Initial Syndication (defined below), KKR will have the obligation to require the proposed transferee to purchase from Flextronics, should Flextronics exercise its rights, a proportionate number of Company Shares at the same price per share and upon the same terms and conditions. To the extent not otherwise borne by the Company, each party shall be solely responsible for its fees and expenses in connection with any such sale.

“Initial Syndication” shall mean any sale to any unaffiliated person or group of persons in connection with the initial syndication of the KKR’s investment in the Company Shares, the aggregate proceeds of which shall not exceed $50 million, which sale(s) occur at any time(s) within the first six months following the closing; provided that any such person shall not be granted rights that are more favorable in the aggregate than the rights granted to Flextronics pursuant to the Shareholders Agreement, but in no event shall any such person be granted less restrictive Restrictions on Transfer or more favorable registration rights or veto rights.

Drag-Along Rights:	If KKR receives a bona fide offer from an unaffiliated third party to purchase at least a majority of the outstanding Company Shares owned by KKR and such offer is accepted, then KKR will have the right to require Flextronics to transfer a proportionate amount of the outstanding Company Shares owned by it at the same price per shares and upon the same terms and conditions. To the extent not otherwise borne by the Company, each party shall be solely responsible for its fees and expenses in connection with any such sale. Any indemnification provided by the parties shall be a several and not joint obligation and pro rata in proportion to the number of Company Shares to be sold by each party.

Piggyback Registration Rights:	Each time the Company files a registration statement in connection with the sale of shares of Company Shares by KKR or any of its affiliates (other than the Company), the Company, at the request of

Flextronics, will effect the registration of all Company Shares owned by Flextronics which the Company has been so requested to register by Flextronics; provided that, if the managing underwriter determines that a proposed offering including shares of Flextronics and KKR exceeds the number of Company Shares that can be sold without having an adverse affect on such offering or that inclusion of selling shareholders would significantly and adversely affect the offering, then the aggregate number of shares requested for inclusion in such registration held by KKR, Flextronics and the other shareholders requesting registration of their shares will be reduced to such number of shares as will not have such adverse effect, such number of shares to be allocated pro rata among all requesting holders on the basis of the relative number of shares then held by each such shareholder.

In the event that the Company issues Company Shares for per share consideration which exceeds the per share consideration originally paid by KKR and Flextronics, and the holder of such shares is granted registration rights that are more favorable than Flextronics’ registration rights, Flextronics’ registration rights shall be modified to be no less favorable than the registration rights to which such holder is entitled; provided that in no event shall Flextronics be entitled to more than one demand registration right.

The rights included in this section and the next section shall apply in the same manner to the full extent possible (with appropriate modifications to take into account regulatory and marketing variances from the U.S.) with regard to any non-U.S. public offering.

Black-out Period:	Flextronics will agree not to dispose of any Company Shares during the period 180 days (or such shorter period as the managing underwriter may agree) after the initial public offering of Company Shares (provided that, if during such 180-day period the Company decides to engage in a secondary offering, such 180-day period shall be extended to the later of the date 270 days after the initial public offering and the date on which such secondary offering is completed) and during the period of 30 days before and such period after as the managing underwriter and the participants in the offering may agree with respect to each subsequent public offering of Company Shares, except in each case for dispositions pursuant to the piggyback registration rights described above and other customary exceptions to lock-up agreements. In no event, however, shall Flextronics be required to agree to a longer or more restrictive black-out period than KKR.

Veto Rights:

The Company and KKR will agree that, for so long as Flextronics is entitled to designate a Board member, without the prior written consent of Flextronics, neither the Company nor any of its subsidiaries will enter into, make or modify any transaction, contract or agreement with KKR or any of its affiliates unless such affiliate transaction is on terms that are not less favorable in the aggregate to the Company (or its subsidiary) than those that would have been obtained in a comparable transaction with an unrelated person on an arm’s-length basis and (ii) with respect to a transaction or series of related transactions involving aggregate consideration greater than $50 million, an opinion as to the fairness of the transaction or series of related transactions to the Company (or its subsidiary, as the case may be) from a financial point of view is issued to the Company by an independent investment banking firm of national standing; provided, that an “affiliate transaction” will not include (i) the Shareholders Agreement, (ii) the monitoring letter agreement dated as of the closing date between the Company and KKR on terms consistent with terms previously disclosed, and (iii) the payment of customary investment banking fees to KKR for services rendered to the Company in connection with divestitures, acquisitions, financings and other transactions.

The Company and KKR will agree that, without the prior written consent of Flextronics, the Company will not make any amendment to its certificate of incorporation or other constituent documents (including by way of merger, recapitalization or otherwise) that would result in Flextronics and KKR ceasing to hold the identical class of Common Stock, or that would change any of the terms, conditions, rights, or preferences of the Company Shares owned by Flextronics in any manner different from the terms, conditions, rights, and preferences of the Company Shares owned by KKR. The Company Shares held by KKR and Flextronics shall be treated in the same manner in any merger, restructuring, recapitalization or similar transaction to which the Company is a party.

The Company and KKR will agree that, without the prior written consent of Flextronics, the Company will not redeem, purchase or otherwise acquire any Company Shares owned by KKR or any of its affiliates, unless such redemption, purchase or other acquisition includes Flextronics on a pro rata basis.

The Company and KKR will agree that, without the prior written consent of Flextronics (not to be unreasonably withheld), no subsidiary of the Company which holds all or substantially all of the Company’s assets shall effect a public offering of its equity securities.

Information; Cooperation:	Flextronics and any of its transferees (other than any direct competitor, customer or supplier) will have the right to receive audited annual financial statements within 90 days of the end of each fiscal year and a copy of quarterly reports, if any, provided to KKR and management of the Company. For so long as Flextronics is entitled to designate a Board member, the Company shall furnish to Flextronics such other information with respect to the Company and its business as Flextronics may reasonably request from time to time. The Company shall provide reasonable cooperation to facilitate any transfers permitted under “Limitations on Transfer” above, including, as is reasonable under the circumstances, furnishing such information concerning the Company and its business as a proposed transferee may reasonably request and making management of the Company reasonably available to respond to questions of a proposed transferee in accordance with customary practice, subject to the proposed transferee agreeing to a customary confidentiality agreement.

Confidentiality; Competition:	Flextronics will hold all confidential information concerning the Company that it receives pursuant to its rights under the Shareholders Agreement in confidence and will not disclose such information to any third party, other than as required by law. Until the later of (i) the expiration of the time period contained in Section 6.5 of the Share Purchase Agreement and (ii) such time as Flextronics no longer has the right to designate a Board member (or has irrevocably waived such right), it will not directly or indirectly acquire any interest, or invest in any manner, in any party engaged in a business that directly or indirectly competes with the Company, whether located in or outside of the United States.[3] These non-competition obligations shall not apply to transferees of Flextronics.

Board Representation:	Flextronics may designate a Board member for so long as Flextronics and its Wholly-Owned Subsidiaires own Company Shares representing at least 50% of the Company Shares originally held by it, provided that any such designee that is not an employee or director of Flextronics or a Wholly-Owned Subsidiary shall require KKR’s prior written consent and provided further that in no event shall Flextronics have the right to designate a Board member from and after any time at which Flextronics and its Wholly-Owned Subsidiaries own less than 5% of the outstanding Company Shares. KKR and its affiliates shall vote their Company Shares to give effect to Flextronics’s rights under this section.

Governing Law:	New York law, with parties to submit to New York jurisdiction and New York venue.

Documentation:	Shareholders Agreement and Registration Rights Agreement to be completed after execution of SPA, and shall contain customary provisions consistent with the Terms included herein (including customary registration procedures and customary indemnification by the Company in favor of selling shareholders under any public offering).

[3]	Non-compete language to be identical to agreed upon language in the SPA.

EXHIBIT I

Term Sheet for Seller Note

Issuer	A newly-formed Cayman Islands holding company (“Intermediate Holdco”) wholly-owned by another newly-formed Cayman Islands holding company (“Topco”; together with Intermediate Holdco, the “Holdcos”) to be formed by affiliates of Kohlberg Kravis Roberts & Co. L.P. (together with its affiliates, “KKR”) that will own the Cayman Islands holding company (“Newco”) which, together with certain of its subsidiaries, will borrow the debt under the Senior Secured Facilities (as defined below) to finance the acquisition of Saras Software Systems Ltd. and the other subsidiaries of Flextronics International Ltd. (“Flextronics”) engaged in the software services business (the “Acquisition”).

Note Holder	Flextronics or a subsidiary designated by it.

Guarantor	Topco.

Amount	$250 million.

Maturity	8th anniversary of the issuance date.

Amortization	None.

Interest	Payable in kind at a rate per annum equal to 10.5% (compounding and capitalizing on a semi-annual basis and calculated on the basis of a 360-day year for actual days elapsed); provided that on and after second anniversary of the closing date such pay-in-kind interest rate shall increase to the greater of (i) the weighted average interest rate applicable to the Senior Secured Facilities in effect on the closing date, plus 4.0% and (ii) 10.5%.

Ranking	Senior debt of Intermediate Holdco.

Optional Redemption	Subject to the section on “Payments and Recourse” below, Intermediate Holdco may redeem in whole or in part at any time, without penalty or premium, at par plus accrued interest.

Mandatory Redemption	None.

Change of Control Put	Subject to the section on “Payments and Recourse” below, the holder of the Seller Note will have the right to require Intermediate Holdco to redeem the Seller Note at 100% of the outstanding principal amount thereof plus accrued and unpaid interest upon the occurrence of a change of control (to be defined to include (i) the sale of all or substantially all assets of Intermediate Holdco or Newco, (ii) at any time after the Senior Secured Facilities have been terminated and paid in full, a sale by one or more of Newco’s subsidiaries of all or substantially all the consolidated assets of the subsidiaries of Newco, (iii) KKR ceasing to have the right, directly or indirectly, by voting power, contract or otherwise to elect at least a majority of the board of directors of Intermediate Holdco and (iv) a “Change of Control” as defined in the Senior Secured Facilities in effect on the closing date).

Dividend Event Offer

Subject to the section on “Payments and Recourse” below, (i) if either Holdco proposes to authorize the payment of any cash Dividend, the holder of the Seller Note will have the right to require application of 100% of the funds that would otherwise pay such Dividend to redeem the Seller Note, and (ii) upon receipt by Intermediate Holdco of a cash Dividend from any of its subsidiaries, Intermediate Holdco shall offer to redeem a portion of the Seller Note equal to the aggregate amount of such Dividend.

“Dividend” to include: (i) any cash dividend, return of capital or other cash payment or cash distribution of any kind in respect of capital stock or other equity interests, (ii) the purchase, redemption, retirement or other acquisition of any of capital stock or other equity interest, or (iii) any other cash payment, including in connection with any merger, restructuring, recapitalization or reclassification of capital structure, that has the effect of the foregoing.

The Seller Note will prohibit non-cash payments and distributions by Holdcos that would be “Dividends” if paid in cash.

Payments and Recourse:	All payments in respect of the Seller Note (whether of principal, interest or otherwise) at any time must be made out of cash of a Holdco (but not any of Newco or its subsidiaries), and the holder of the Seller Note shall not have any recourse to (i) any of Newco or its subsidiaries or their respective assets or (ii) any asset of Intermediate Holdco that is pledged for the benefit of the Senior Secured Facilities (comprising shares/equity interests in and/or loans to Newco or its subsidiaries).

None of Newco or its subsidiaries shall be required to make any representation or undertake any obligation in respect of the Seller Note. To the extent that any covenant is expressed to be applicable to Newco or its subsidiaries, the Holdcos shall undertake to procure the relevant action or inaction on the part of Newco or its subsidiaries.

Financial Covenant	Debt incurrence test for debt to be incurred by Topco (without giving effect to the Seller Note) and/or its subsidiaries, on a consolidated basis: Consolidated Net Debt to Consolidated EBITDA (consistent with the corresponding definitions in the Senior Secured Facilities in effect on the closing date) of (a) 7.5 to 1.00 initially, (b) until December 31, 2009, 100 basis points higher than the ratio in effect from to time for the corresponding maintenance covenant in the Senior Secured Facilities in effect on the closing date, provided that if the ratio under the Senior Secured Facilities in effect at closing for any period on or prior to December 31, 2009 is less than 5.50 to 1.00, the incurrence test ratio under the Seller Note during that period will be 6.5 to 1.00, and (c) after December 31, 2009, 6.0 to 1.00.

For purposes of the foregoing, indebtedness and EBITDA of Unrestricted Subsidiaries (to be defined as any subsidiary of Newco designated as such under the Senior Secured Facilities) shall be excluded from the calculation of Consolidated Net Debt to Consolidated EBITDA so long as any Senior Secured Facility is outstanding and includes terms permitting the designation of unrestricted subsidiaries and restricting the ability of Newco and its subsidiaries (other than its Unrestricted Subsidiaries) from investing in, and/or making restricted payments to, Unrestricted Subsidiaries; provided that, at any time after all Senior Secured Facilities have been terminated and paid in full, any indebtedness outstanding at Unrestricted Subsidiaries at the time of such termination and payment in full shall continue to be excluded from the calculation of Consolidated Net Debt.

Affirmative Covenants

To include:

— maintenance of existence and compliance with laws covenants applicable to Intermediate Holdco consistent with corresponding covenants under the Senior Secured Facilities in effect on the closing date.

— delivery of copies of any annual or quarterly financial statements or other financial information provided to lenders under the Senior Secured Facilities promptly after delivery to such lenders (or, if the Senior Secured Facilities have been terminated and paid in full, annual and quarterly financial statements on terms consistent with the Senior Secured Facilities as in effect on the closing date).

Transactions with Affiliates Covenant

Applicable to Topco and its restricted subsidiaries consistent with such covenant in the shareholder agreement between KKR and Flextronics (the “Shareholder Agreement”); provided that such covenant shall not apply to transactions among Topco and its restricted subsidiaries. Unrestricted Subsidiaries shall be treated as “affiliates” for the purposes of this covenant.

No Holdco may guarantee any obligations of KKR or any affiliate of KKR (other than Holdco or a subsidiary thereof).

Holding Company Covenant	Neither Holdco shall (a) conduct, transact or otherwise engage in, or commit to conduct, transact or otherwise engage in, any business or operations other than those incidental to its ownership of the capital stock of Newco or Intermediate Holdco, as the case may be, the performance of the share purchase agreement for the Acquisition and the other agreements contemplated thereby or, subject to the Dividend Event Offer, the issuance or offering of its capital stock or any unsecured indebtedness, (b) incur, create, assume or suffer to exist any lien or other liabilities or financial obligations (other than liabilities described in clause (a) above), except (i) nonconsensual obligations imposed by operation of law, (ii) guarantees of obligations of Newco and its subsidiaries to the extent such obligations are permitted under the Senior Secured Facilities and the Financial Covenant above, (iii) obligations with respect to its capital stock or any unsecured indebtedness issued by it and (iv) liens granted by Intermediate Holdco to secure obligations under the Senior Secured Facilities or (c) own, lease manage or otherwise operate any properties or assets (including cash (other than cash received in connection with dividends made by Newco pending application in the manner contemplated by the Dividend Event Offer) and cash equivalents) other than the ownership of capital stock of Newco or Intermediate Holdco, as the case may be, or indebtedness issued by Newco or Intermediate Holdco, as the case may be.

No Holdco may merge or consolidate with another person unless a Holdco is the surviving person or the surviving person expressly assumes the obligations of such Holdco under the Seller Note.

Defaults and Acceleration

•      failure to pay principal and other amounts due at maturity or a date fixed for prepayment, with the holders of the Seller Note restricted from enforcing for a period of 60 days if a default or event of default under the Senior Secured Facilities exists or would result from making any such payment

•      failure to comply with any covenant and such failure continues for a period of 60 days, with the holders of the Seller Note restricted from enforcing for a period of 30 days after such cure period

•      bankruptcy of Intermediate Holdco, Newco or any subsidiary of Newco that would also trigger the bankruptcy default under the Senior Secured Facilities; provided that, if Flextronics and its affiliates hold 40% or less of the outstanding principal amount of the Seller Note, such default shall be limited to Intermediate Holdco, Newco and subsidiaries of Newco (individually or in the aggregate) having revenues or assets in excess of 30% of revenues or assets of Newco and its subsidiaries on a consolidated basis

•      cross acceleration for Senior Secured Facilities, with holders of Seller Note restricted from enforcing for 60 days

Upon the occurrence of any of the foregoing and subject to the applicable grace and standstill periods above, holders of at least 60% of the outstanding principal amount of the Seller Note may accelerate the principal amount thereof or otherwise enforce their rights under the Seller Note.

Transferability

Subject to applicable law, freely transferable 30 days after issuance in minimum amounts equal to $50 million

To include an agreement that the Holdcos will cooperate to facilitate transfers occurring 120 days after the date of issuance of the Seller Note, such agreement to be consistent with the corresponding obligation in the Shareholder Agreement.

Amendments	Amendments and waivers of the Seller Note will require approval of holders of a majority of the outstanding principal amount of the Seller Note, except that the following amendments (and any related default waivers) will be binding on a holder only if it has consented to it: (a) reductions of principal or interest rate, (b) extensions of the maturity date, (c) modifications to voting and consent percentages, (d) change in mandatory offers to redeem, (e) change in payment currency and (f) contractual subordination of the Seller Note to other indebtedness of Topco or any of its subsidiaries (other than in respect of the Senior Secured Facilities).

Senior Secured Facilities	“Senior Secured Facilities” means the senior credit facilities under the credit agreement entered into by Newco in connection with the Acquisition, as amended, restated, supplemented, waived, increased or otherwise modified from time to time and any other credit agreement, loan agreement, note agreement, promissory note, indenture or other agreement or instrument evidencing or governing the terms of any indebtedness or other financial accommodation that has been incurred to extend, replace, refinance or refund in whole or in part the indebtedness and other obligations outstanding thereunder.

Governing Law	New York law, with parties to submit to New York jurisdiction and New York venue.

Confidentiality	To be consistent with the confidentiality provisions of the Shareholder Agreement and the Senior Secured Facilities in effect on the closing date.

Other

Covenants and other conditions and restrictions that apply to Intermediate Holdco will also apply to Topco and any intermediate holding company between Intermediate Holdco and Newco.

There shall be no holding companies between the KKR fund that directly invests in Topco (or a parent thereto) in connection with the Acquisition and Topco unless such holding company guarantees the obligations of Intermediate Holdco under the Seller Note, and otherwise agrees to be bound to the terms of the Seller Note, on the same terms as Topco.

Intermediate Holdco may not set off any amounts owing to it by a holder of the Seller Note against amounts owing under the Seller Note.

All payments under the Seller Note will be made without deduction for any withholding taxes; provided that Intermediate Holdco shall be permitted to re-domicile or otherwise change its jurisdiction of incorporation in order to avoid or mitigate any such withholding taxes. Intermediate Holdco may not otherwise re-domicile or otherwise changes it jurisdiction of incorporation.